Filed pursuant to Rule 424(b)(5)
Registration No. 333-149030

16,000,000 Shares
Common Stock

This is a public offering of common stock of Evergreen Solar, Inc. We are offering 16,000,000 shares of our common stock. Our common stock is traded on the Nasdaq Global Market under the symbol “ESLR.” On February 11, 2008, the last reported sale price of our common stock was $10.02 per share.

Investing in the common stock involves risk. See “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$9.50	$152,000,000
Underwriting discounts and commissions	$0.4275	$6,840,000
Proceeds, before expenses, to Evergreen Solar, Inc.	$9.0725	$145,160,000

We have granted the underwriters the right to purchase up to 2,400,000 additional shares of common stock to cover over-allotments. The underwriters expect to deliver the shares of our common stock to investors in New York, New York on February 15, 2008.

Deutsche Bank Securities
Lazard Capital Markets
Pacific Growth Equities, LLC
Simmons & Company International
ThinkEquity Partners LLC

The date of this prospectus is February 11, 2008.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus and any free writing prospectus prepared by or on behalf of us. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus and the documents incorporated by reference herein is accurate only as of the respective dates of those documents in which the information is contained. Our business, financial condition, results of operations and prospects may have changed since any of those respective dates. You should read this entire prospectus as well as the documents incorporated by reference that are described under “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information” before making your investment decision.

TRADEMARKS

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder. Use or display by us of other parties’ trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship by us of, the trademark, trade name or service mark owner.

INDUSTRY RANKING AND MARKET DATA

The industry and market data contained in this prospectus are based either on our management’s own estimates or on independent industry publications, reports by market research firms or other published independent sources. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness, as industry and market data are subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market shares. In addition, consumer preferences can and do change. Accordingly, you should be aware that the industry and market data contained or incorporated by reference in this prospectus, and estimates and beliefs based on such data, may not be reliable. Unless otherwise indicated, all information contained or incorporated by reference in this prospectus concerning our industry in general or any segment thereof, including information regarding (1) our market position and market share within our industry, (2) historical data concerning pricing, sales and volume and growth of sales or volume in our industry, (3) expectations regarding future growth of sales or volume in our industry and (4) brand recognition and consumer awareness, is based on management’s estimates using internal data, data from industry related publications, consumer research and marketing studies and other externally obtained data.

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PROSPECTUS SUMMARY

This summary highlights selected information concerning our business and this offering. It is not complete and does not contain all of the information that may be important to you and your investment decision. The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto included elsewhere or incorporated by reference in this prospectus. You should carefully read this entire prospectus, including the documents incorporated by reference herein, and should consider, among other things, the matters set forth in “Risk Factors” before deciding to invest in the shares of common stock offered hereby. References to the terms “we,” “us,” “our” and similar terms, refer to Evergreen Solar, Inc. and its wholly owned subsidiaries on a consolidated basis, unless we state or the context implies otherwise. “EverQ” refers to EverQ GmbH, a limited liability company organized under the laws of Germany in which we own one-third of the equity.

Company Overview

We develop, manufacture and market solar panels utilizing our proprietary String Ribbontm technology. String Ribbon technology is a cost-effective process for manufacturing ribbons of crystalline silicon that are then cut into wafers. These wafers are the primary components of photovoltaic, or PV, cells which, in turn, are used to produce solar panels. We believe that our proprietary and patented technologies, combined with our integrated manufacturing process know-how, offer significant cost and manufacturing advantages over competing polysilicon-based PV technologies. With silicon consumption of less than five grams per watt, we believe we are the industry leader in efficient polysilicon consumption and use approximately 50% of the silicon used by conventional sawing wafer production processes.

Through intensive research and design efforts we have significantly enhanced our String Ribbon technology and our ability to manufacture crystalline silicon wafers by developing a quad ribbon wafer furnace, which enables us to grow four silicon ribbons from one furnace compared to two silicon ribbons grown with our dual ribbon furnace presently in use in our prototype facility in Marlboro, Massachusetts. Our quad ribbon furnace incorporates a state of the art automated ribbon cutting technology that we expect will improve our manufacturing process when it is used in our future factories. We have used quad ribbon furnaces to produce a limited quantity of solar panels in our Marlboro facility which have been sold to our distribution partners. We believe future enhancements to our technology will enable us to gradually reduce our silicon consumption to approximately two-and-a-half grams per watt by 2012.

Our String Ribbon technology is also used by EverQ, our joint venture with Q-Cells AG, or Q-Cells, the world’s largest independent manufacturer of solar cells, and Renewable Energy Corporation ASA, or REC, one of the world’s largest manufacturers of solar-grade silicon and crystalline wafers. REC is also the main supplier of silicon to EverQ. EverQ began operations in mid-2006 and has grown to approximately 100 megawatts, or MW, of annual production capacity as of December 31, 2007. One MW of electricity is enough to power approximately 250 homes per year on average. We believe our proven success at our Marlboro facility and the successful scale up of EverQ’s manufacturing capacity demonstrate our ability to build and operate fully integrated wafer, cell and panel facilities using String Ribbon technology in a cost-effective manner.

Our quad ribbon furnaces will be used in our new manufacturing facility in Devens, Massachusetts, which we began constructing in September 2007. We expect to begin production of solar panels at the Devens facility upon completion of phase I of its development, or Devens I, which is scheduled to occur in mid-2008. Upon reaching full production capacity, which we expect to take place in early 2009, Devens I is expected to increase our current manufacturing capacity of 15 MW by approximately 80 MW. In addition, by mid-2008 we expect to complete the planning and permitting and begin construction of phase II of the Devens facility, or Devens II, which will add a second production line. Upon reaching full production capacity, which we expect to occur in late 2009, Devens II is expected to increase our production capacity at the Devens facility to approximately 160 MW.

In connection with our manufacturing expansion plans, we have entered into multi-year polysilicon supply agreements with DC Chemical Co., Ltd. (or DC Chemical), Wacker Chemie AG (or Wacker), Solaricos Trading, LTD (or Nitol) and Silicium de Provence S.A.S. (or Silpro). These supply agreements include an agreement entered into with DC Chemical on January 30, 2008. We have silicon under contract to reach annual production levels of approximately 125 MW in 2009, 300 MW in 2010, 600 MW in 2011 and 850 MW in 2012, and we plan to expand our manufacturing operations accordingly.

Our quad ribbon furnaces will also be used by EverQ as it expands its own production capacity. On October 25, 2007, we and our two EverQ partners approved the construction of EverQ’s third manufacturing facility, EverQ 3, in Thalheim, Germany, which is expected to increase EverQ’s annual production capacity from approximately 100 MW to approximately 180 MW by the second half of 2009. EverQ will pay us a market-based royalty based on actual cost savings realized using our quad ribbon furnaces in EverQ 3 as compared to our dual ribbon furnaces, which are in use at EverQ’s two current facilities. We and our partners have also agreed to pursue an initial public offering, or IPO, of EverQ’s stock and expand EverQ’s annual production capacity to approximately 600 MW by 2012. Provided that EverQ becomes publicly traded prior to December 31, 2009, REC has offered EverQ an additional supply agreement for polysilicon to support this planned capacity expansion.

Industry Overview

The solar power market has grown significantly in the past decade. According to Solarbuzz, LLC, an independent solar energy research and consulting firm, or Solarbuzz, the global solar power market, as measured by annual solar power system installations, increased from 427 MW in 2002 to 1,744 MW in 2006, representing a compound annual growth rate, or CAGR, of 42.2%, while solar power industry revenues grew to approximately $10.6 billion in 2006. Despite the rapid growth, solar energy constitutes only a small fraction of the world’s energy output and therefore may have significant growth potential. Solarbuzz projects that annual solar power industry revenue could reach between $18.7 billion and $31.4 billion by 2011.

Our Competitive Strengths

We believe we are well-positioned to be a leader in the solar power industry based on the following competitive strengths:

•	Proven Manufacturing Technology. Our proprietary String Ribbon technology, combined with our integrated manufacturing process know-how, enables us to produce wafers, cells and panels at competitive costs while consuming less than five grams of silicon per watt, which is approximately 50% of the silicon used by conventional sawing wafer production processes. String Ribbon technology has been successfully demonstrated at EverQ, where there is approximately 100 MW of annual production capacity in place as of December 31, 2007. We believe our String Ribbon technology incorporated in our new quad ribbon furnace design will help us achieve increased manufacturing efficiencies that will reduce our silicon consumption further to approximately two-and-a-half grams per watt by 2012.

•	Established Relationships with Key Suppliers. Polysilicon is currently in short supply and represents the most costly component in the production of solar cells, accounting for over 50% of the raw materials cost. We currently have agreements in place for 100% of our anticipated silicon supply needs through 2012 on terms we believe are favorable.

•	Attractive Take-or-Pay Sales Contracts. Over the past 24 months, we have established long-term business relationships with leading distributors and installers. We have signed take-or-pay sales contracts for the sale of solar panels to these and other distribution partners with a total value of almost $1 billion for deliveries through 2011.

•	Integrated Manufacturing Capabilities. Our operations currently include the production of wafers, cells and panels, which comprise a significant portion of the solar power value chain. Our String Ribbon technology enables continuous growth of crystalline silicon ribbons that are cut into solar wafers eliminating the need for ingot formation, sectioning and wire sawing necessary in the conventional wafer manufacturing process. Since we have a fully integrated manufacturing process, we do not have to rely on wafer or cell manufacturers to provide us with materials or components to produce solar panels.

•	Strong, Experienced Management Team. Richard Feldt, our President and Chief Executive Officer, and our other experienced management team members, have guided us from an innovative research and development-focused company to an emerging manufacturing leader in the solar energy industry. With this talented group of experienced executives from various technology manufacturing and other relevant backgrounds, we expect to execute on our current business plan and drive continued and rapid growth.

Our Growth Strategies

Our fundamental business objective is to use our technologies to become a leader in developing, manufacturing and marketing solar products throughout the world. We are implementing the following strategies to meet this objective:

•	Innovate to Lower the Cost of Solar Power to Achieve Grid Parity. The long-term challenge of solar energy is its higher cost compared to conventional sources of electricity such as fossil fuels. We expect our String Ribbon technology and other advancements in wafer, cell and panel technology will allow us to lower our manufacturing costs to approximately $1.50 per watt in factories opening in 2011, upon reaching full capacity. We also expect to continue to work with partners further down the value chain to reduce the installed cost of solar. For example, through our alliances with NSTAR, a Boston-based utility company, and other utilities combined with our relationships with PowerLight Corporation (or PowerLight, recently acquired by SunPower Corporation) and Sun Edison LLC (or Sun Edison), we expect to help reduce the marketing, distribution and installation costs so that electricity generated by our solar panels, as installed, costs the same as or less than electricity generated by conventional sources.

•	Maintain Our Technology Leadership in Wafer, Cell and Panel Manufacturing through Continuous Innovation. We employ 60 research and development employees at an approximately 40,000 square foot facility in Marlboro, Massachusetts dedicated to research and development initiatives. We are currently focused on further enhancing our String Ribbon technology through the implementation of our proprietary quad ribbon furnace design, improving cell efficiencies and developing processes that will improve factory yields. Through various initiatives, we expect to achieve cell efficiencies of approximately 18.0% and factory yields approaching 90% by 2012 while continuing to reduce our total manufacturing costs per watt.

•	Significantly Increase Our Wholly Owned Manufacturing Capacity. With adequate polysilicon secured through our existing contracts, we expect to increase our wholly owned annual production capacity to approximately 850 MW by 2012, beginning with our Devens facility that will produce approximately 160 MW when both Devens I and Devens II are completed and operating at full capacity, which is expected to occur by late 2009.

Our Products and Customers

Solar panels, the main component of an installed solar electricity system, are our primary product offering, although we may in the future also sell wafers, cells or systems. We sell our solar panels to domestic and international distributors, system integrators, project developers and other resellers, which typically resell our products to end users on a global basis.

Development and Construction of Our Devens Facility

General

We intend to use at least half of the net proceeds from this offering for the completion of Devens I and the planning, construction and equipping of Devens II. The net proceeds from this offering and cash on hand will not be sufficient to fully construct and equip Devens II. We expect to otherwise finance our construction of Devens II using cash provided by our operating activities and proceeds from debt financing. See “Use of Proceeds.” We will manufacture and assemble solar panels in the Devens facility using our quad ribbon furnaces to implement our String Ribbon technology.

Devens I

The construction of Devens I began on September 12, 2007 and has progressed as scheduled. The foundations have been poured, the structural steel members have been erected and the facility has been substantially enclosed. By substantially enclosing the structure before the full onset of the New England winter, we are in a position to continue construction through the winter and into the spring and remain on schedule. If we are able to continue construction at the current pace and our equipment suppliers meet their forecasted delivery deadlines, we believe we will begin manufacturing solar panels at Devens I in mid-2008.

Devens II

By mid-2008, we expect to complete the planning and permitting and begin ordering equipment for Devens II. Certain shared elements of Devens I and Devens II have already been designed into and permitted for construction in Devens I. These shared elements should result in a slightly lower overall building and facilities cost for Devens II and general operating efficiencies once the expansion is complete. Production in Devens II is expected to commence in mid-2009 and reach full capacity by late 2009.

String Manufacturing

We expect that our Devens facility will also include equipment to produce string. We use a special form of string in our wafer manufacturing process that is not used by any other wafer manufacturer. We currently meet our string requirements using a single supplier, and as part of our strategy of securing adequate raw material supplies and reducing cost, we are developing our own ability to produce string. We expect this factory to begin production later this year and gradually grow to supply us, together with our current supplier, with the necessary string to meet the expansion plans for both us and EverQ.

Recent Developments

Financial Results for the Fourth Quarter of 2007 and Fiscal Year 2007

On January 30, 2008, we announced our results for the fourth quarter of 2007 and fiscal year 2007. Our revenues for the fourth quarter of 2007 were $22.2 million, which included $5.3 million of fees from EverQ, compared to $18.2 million, which included $2.8 million of fees from EverQ, for the third quarter of 2007.

Our gross margin for the fourth quarter of 2007 was 28.1% compared to 24.9% for the third quarter of 2007.

Our net income for the fourth quarter of 2007 was $788,000, or $0.01 per share, and includes $3.4 million in equity income from EverQ, representing our one-third share of EverQ’s net income for the quarter. Net loss for the third quarter of 2007 was $3.7 million, or $(0.04) per share, and included $404,000 of equity income from EverQ.

Our revenues for fiscal year 2007 were $69.9 million, which included $11.5 million of fees from EverQ. Our gross margin for fiscal year 2007 was 24.4%. Our net loss for fiscal year 2007 was $16.6 million, and included $2.2 million of equity income from EverQ.

Prior to December 20, 2006, we owned 64% of EverQ’s equity and, therefore, consolidated its operating results. Since December 20, 2006, we have applied the equity method of accounting for our share of EverQ’s operating results. Therefore, our results of operations from prior periods are not comparable with our results of operations since December 20, 2006.

All financial data for the fourth quarter of 2007 and fiscal year 2007 set forth above are preliminary and unaudited and subject to revision based upon our review and a review by our independent registered public accounting firm of our financial condition and results of operations for such periods.

Entry into New Polysilicon Supply Agreement with DC Chemical

We announced on January 30, 2008 the signing of a second polysilicon supply agreement with DC Chemical for shipments beginning in early 2009 and continuing through 2015. With this additional supply agreement, we have sufficient silicon under contract to reach annual production levels of approximately 125 MW in 2009, 300 MW in 2010, 600 MW in 2011 and 850 MW in 2012.

Director Resignation

On February 1, 2008, Dr. Gerald Wilson resigned from our Board of Directors. Dr. Wilson served as a director since July 2005, and at the time of his resignation served on our Nominating and Corporate Governance Committee and our Audit Committee.

Corporate Information

We were incorporated in Delaware in August 1994. Our executive offices are located at 138 Bartlett Street, Marlboro, Massachusetts 01752, and our telephone number is (508) 357-2221. We maintain an Internet website at www.evergreensolar.com. The information on our website is not incorporated in this prospectus by reference, and you should not consider it part of this prospectus.

The Offering

Common stock offered by Evergreen Solar, Inc.	16,000,000 shares

Common stock to be outstanding after this offering	118,252,965 shares

Use of proceeds	We intend to use the net proceeds from this offering (1) to complete Devens I, (2) to plan, construct and equip Devens II and (3) for general corporate purposes, including purchases or prepayments for raw materials, including polysilicon, and working capital. The net proceeds from this offering and cash on hand will not be sufficient to fully construct and equip Devens II. See “Use of Proceeds.”

Dividend policy	We intend to retain all future earnings, if any, to fund the development and growth of our business. We do not anticipate paying cash dividends on our common stock.

Nasdaq Global Market symbol	ESLR

Pursuant to the stockholders agreement we entered into with DC Chemical, DC Chemical has the right to purchase shares in this offering and has elected to purchase 526,316 shares.

The number of shares of common stock to be outstanding after this offering is based upon 102,252,965 shares outstanding as of December 31, 2007. The number of shares of common stock to be outstanding after this offering does not include:

•	4,184,789 shares of common stock underlying options outstanding as of December 31, 2007 at a weighted average exercise price of $4.43 per share;

•	1,302,347 shares of common stock reserved and available for future issuance or future grant as of December 31, 2007 under our Amended and Restated 2000 Stock Option and Incentive Plan;

•	388,335 shares of common stock reserved and available for future issuance or future grant as of December 31, 2007 under our Amended and Restated 2000 Employee Stock Purchase Plan;

•	467,328 shares of common stock underlying warrants outstanding as of December 31, 2007 with an exercise price of $3.34 per share; and

•	12,179,000 shares of common stock issuable upon the conversion of our outstanding convertible subordinated notes in the aggregate principal amount of $90.0 million at an initial conversion rate of 135.3180 shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $7.39 per share) as of December 31, 2007.

Unless otherwise indicated, all information in this prospectus assumes no exercise of the over-allotment option by the underwriters.

You should carefully consider the information under “Risk Factors” and all other information included or incorporated by reference in this prospectus before deciding to invest in shares of our common stock.

Summary Consolidated Financial Data

The following table presents our summary consolidated financial data. The consolidated financial data presented below for the fiscal years ended December 31, 2004, 2005 and 2006 have been derived from, and should be read together with, our audited consolidated financial statements and the accompanying notes, incorporated by reference into this prospectus. The summary consolidated financial data presented below for the year-to-date periods ended September 30, 2006 and September 29, 2007 and as of September 29, 2007 have been derived from, and should be read together with, our unaudited condensed consolidated financial statements and the accompanying notes incorporated by reference in this prospectus, and include, in the opinion of management, all adjustments necessary for a fair presentation of our operating results and financial position for such periods and as of such dates. Our results for interim periods are not necessarily indicative of our results for a full year’s operations. All of the summary consolidated financial data should also be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated by reference in this prospectus.

As of December 31, 2005, we owned 64% of EverQ. On December 19, 2006, we became equal partners in EverQ with Q-Cells and REC, thereby reducing our ownership interest in EverQ to one-third. As a result of our reduction in ownership to one-third, effective December 20, 2006, we account for our ownership interest using the equity method of accounting. Under the equity method of accounting, we report our one-third share of EverQ’s net income or loss as a single line item in our income statement and our investment in EverQ as a single line item on our balance sheet. Prior to December 20, 2006, we consolidated EverQ’s results of operations into our results of operations. Therefore, our results of operations from prior periods are not comparable with our results of operations since December 20, 2006.

				For the Year-to-Date Period Ended
	For the Fiscal Year Ended December 31,			September 30,	September 29,
	2004	2005	2006	2006	2007
	(in thousands, except per share data)

Consolidated statement of operations data:
Total revenues	$23,536	$44,032	$103,146	$69,846	$47,680
Cost of revenue(1)	31,013	40,359	91,204	64,654	36,881

Gross profit (loss)	(7,477)	3,673	11,942	5,192	10,799

Operating expenses:
Research and development(1)	3,635	11,056	19,064	12,321	15,749
Selling, general and administrative(1)	7,797	12,274	21,216	16,409	15,355
Production start-up	—	—	—	—	358
Loss on disposal of fixed assets	—	—	1,526	—	—

Total operating expenses	11,432	23,330	41,806	28,730	31,462

Operating loss	(18,909)	(19,657)	(29,864)	(23,538)	(20,663)
Other income (expense), net	(454)	1,146	1,851	752	4,539 (2)

Loss before minority interest and equity income (loss)	(19,363)	(18,511)	(28,013)	(22,786)	(16,124)
Minority interest in EverQ	—	1,195	849	1,584	—
Equity income (loss) from interest in EverQ	—	—	495	—	(1,266)

Net loss before accretion	(19,363)	(17,316)	(26,669)	(21,202)	(17,390)
Accretion, dividends and conversion premiums on Series A convertible preferred stock	(2,904)	—	—	—	—

Net loss attributable to common stockholders	$(22,267)	$(17,316)	$(26,669)	$(21,202)	$(17,390)

Net loss per share (basic and diluted)(3)	$(0.67)	$(0.29)	$(0.41)	$(0.33)	$(0.21)

Weighted average shares used in computing basic and diluted net loss per share(3)	33,204	59,631	65,662	65,229	82,692

Consolidated statement of cash flows data:
Net cash flows provided by (used in):
Operating activities	$(15,264)	$(7,263)	$(10,328)	$(21,205)	$(4,761)
Investing activities	(2,051)	(137,273)	(85,543)	(35,670)	(77,204)
Financing activities	18,074	171,160	74,985	61,390	172,463

	As of September 29,
	2007
	Actual	As Adjusted(4)
	(in thousands)

Consolidated balance sheet data:
Cash, cash equivalents and marketable securities	$155,993	$300,613
Restricted cash	41,000	41,000
Total current assets	227,516	372,136
Total assets	502,920	647,540
Total liabilities	126,202	126,202
Total stockholders’ equity	376,718	521,338

(1)	Cost of revenue, research and development expenses and selling, general and administrative expenses each include stock-based compensation expense as follows:

				For the Year-to-Date Period Ended
	For the Fiscal Year Ended December 31,			September 30,	September 29,
	2004	2005	2006	2006	2007
	(in thousands)

Cost of product revenues	—	—	$420	$355	$558
Research and development expenses	—	—	1,593	1,115	1,184
Selling, general and administrative expenses	—	—	3,049	2,598	3,135

Total	—	—	$5,062	$4,068	$4,877

Prior to the adoption of SFAS 123R on January 1, 2006, we accounted for our stock-based employee compensation plans under APB Opinion No. 25. Accordingly, no compensation cost was recorded related to stock options as all options granted had an exercise price at least equal to the fair market value of the underlying common stock on the date of the grant.

(2)	Other income (expense), net consists of interest income primarily from interest earned on the holding of short-term marketable securities, bond premium amortization (or discount accretion), interest expense on outstanding debt and net foreign exchange gains and losses. The increase in other income (expense), net for the year-to-date period ended September 29, 2007 compared to prior periods was primarily attributable to an increase in interest income generated by investments made with the additional capital raised during the quarter ended June 30, 2007.

(3)	The calculation of diluted net loss per common share for the years ended December 31, 2004, 2005 and 2006 and for the year-to-date periods ended September 30, 2006 and September 29, 2007 does not include approximately 10.7 million, 22.9 million, 19.4 million, 19.8 million and 20.3 million potential shares of common stock equivalents outstanding as of December 31, 2004, 2005 and 2006, September 30, 2006 and September 29, 2007, respectively, as their inclusion would be antidilutive. Common stock equivalents include outstanding common stock options, common stock warrants and convertible debt.

(4)	This column is adjusted to give effect to our sale of 16,000,000 shares of common stock in this offering at the public offering price of $9.50 per share and the receipt of the estimated net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if they occurred on September 29, 2007. See “Use of Proceeds” and “Capitalization.”

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained and incorporated by reference in this prospectus before purchasing our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations and financial results. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Industry, Products, Financial Results and Operations

Evaluating our business and future prospects may be difficult due to the rapidly changing market landscape.

There is limited historical information available about our company upon which you can base your evaluation of our business and prospects. Although we were formed in 1994 to research and develop crystalline silicon technology for use in manufacturing solar power products and began shipping product in 1997, we first shipped commercial products from our Marlboro, Massachusetts manufacturing facility in September 2001. Relative to the entire solar industry, we have shipped only a limited number of solar panels manufactured in our Marlboro facility and have recognized limited revenues generated by product produced at this facility.

The solar power market is rapidly evolving and is experiencing technological advances and new market entrants. Our future success will require us to scale our manufacturing capacity significantly beyond the capacity of our existing Marlboro facility and the planned Devens expansions, and our business model, technologies and processes are unproven at significant scale. Moreover, EverQ is only in the early stages of expansion, and we have limited experience upon which to predict whether it will continue to be successful. As a result, you should consider our business and prospects in light of the risks, expenses and challenges that we will face as an early-stage company seeking to develop and manufacture new products in a growing and rapidly evolving market.

We have a history of losses, expect to incur substantial further losses and may not achieve or maintain profitability in the future, which in turn could materially decrease the value of our common stock.

Since our inception, we have incurred significant net losses, including a net loss of $17.4 million for the year-to-date period ended September 29, 2007. Principally as a result of ongoing operating losses, we had an accumulated deficit of $137.1 million as of September 29, 2007. We expect to incur substantial losses until Devens I reaches full capacity, and if we do not achieve our expected production targets we may never become profitable. Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future, which in turn could materially decrease the market value of our common stock. We expect to continue to make significant capital expenditures and anticipate that our expenses will increase as we seek to:

•	expand our manufacturing operations, whether domestically or internationally;

•	develop our distribution network;

•	continue to research and develop our products and manufacturing technologies;

•	implement internal systems and infrastructure to support our growth; and

•	hire additional personnel.

We do not know whether our revenues will grow at all or grow rapidly enough to absorb these costs, and our limited operating history makes it difficult to assess the extent of these expenses or their impact on our operating results.

We will need to raise significant additional capital in order to continue to grow our business and fund our operations which subjects us to the risk that we may be unable to grow our business and fund our operations as planned.

We will need to generate cash internally or raise significant additional capital to fund our planned expansion of manufacturing facilities beyond the Devens facility, to acquire complementary businesses, to secure silicon beyond our existing contracts and obtain other raw materials and/or necessary technologies. In addition, the net proceeds from this offering and cash on hand will not be sufficient to fully construct and equip Devens II and, therefore, we will need to secure additional financing to do so. Furthermore, we, along with REC and Q-Cells, have guaranteed a long-term loan entered into by EverQ. A default by EverQ on this loan could materially impact the availability of our existing funds, and require us to secure additional capital. If adequate capital is not available or is not available on acceptable terms, our ability to fund our operations, further develop and expand our manufacturing operations and distribution network, or otherwise respond to competitive pressures would be significantly limited. In such a case, the stock price of our common stock would likely be materially and adversely impacted.

If we raise a significant amount of capital through the debt markets, we may become subject to the additional risks and uncertainties that are faced by highly leveraged companies. For example, substantial indebtedness could have significant effects on our business, such as, among other things, requiring us to use a substantial portion of our cash flow from operations to service our indebtedness (thereby reducing available cash flow to fund working capital, capital expenditures, development projects and other general corporate purpose) and placing us at a competitive disadvantage compared to our competitors that have less debt.

Our future success depends on our ability to increase our manufacturing capacity through the development of additional manufacturing facilities, including the Devens facility. If we are unable to achieve our capacity expansion goals, this will limit our growth potential and impair our operating results and financial condition.

Our future success depends on our ability to increase our manufacturing capacity mainly with additional manufacturing facilities, including the Devens facility. Our ability to complete the construction and ramp-up of Devens I and Devens II is contingent on our ability to obtain and satisfy all the requirements imposed by certain permits needed to begin operations. Our failure to obtain or satisfy the requirements of these permits could delay construction of Devens I or Devens II. In addition, the net proceeds from this offering and cash on hand will not be sufficient to fully construct and equip Devens II and, therefore, we will need to secure additional financing to do so. There can be no assurance that we will be successful in establishing additional facilities or, once established, that we will attain the expected manufacturing capacity or financial results.

Our ability to complete the planning, construction and equipping of Devens I and Devens II and additional manufacturing facilities is subject to significant risk and uncertainty, including:

•	we will need to raise significant additional capital in order to finance the costs of constructing and equipping Devens II and any additional facilities, which we may be unable to do on reasonable terms or at all, and which could be dilutive to our existing stockholders;

•	the build-out of any facilities will be subject to the risks inherent in the development of new manufacturing facilities, including risks of delays and cost overruns as a result of a number of factors, many of which may be out of our control, such as delays in government approvals, burdensome permit conditions and delays in the delivery of manufacturing equipment from numerous suppliers;

•	we may be required to depend on third parties or strategic partnerships that we establish in the development and operation of additional production capacity, which may subject us to risks that such third parties do not fulfill their obligations to us under our arrangements with them; and

•	if a new facility is established internationally, we may encounter legal restrictions and liability, encounter commercial restrictions and incur taxes and other expenses to do so and otherwise be subject to the risks inherent in conducting business in a foreign jurisdiction.

If we are unable to develop and successfully operate additional manufacturing facilities, or if we encounter any of the risks described above, we may be unable to scale our business to the extent necessary to improve results of operations and achieve profitability. Moreover, there can be no assurance that if we do expand our manufacturing capacity that we will be able to generate customer demand for our solar power products at these production levels or that we will increase our revenues or achieve profitability.

We may be unable to effectively manage the expansion of our operations, and the master joint venture agreement that governs our relationship with the other EverQ joint venture participants may impair our ability to expand our manufacturing outside of the United States.

We expect to expand our business significantly in order to satisfy demand for our solar power products and increase our market share. To manage the expansion of our operations, we will be required to improve our operational and financial systems, procedures and controls and expand, train and manage our growing employee base. Our management will also be required to maintain and expand our relationships with distribution partners, suppliers and other third parties and attract new distribution partners and suppliers. In addition, our current and planned operations, personnel, systems and internal procedures and controls might be inadequate to support our future growth. If we cannot manage our growth effectively, we may be unable to take advantage of market opportunities, execute our business strategies or respond to competitive pressures, and our business and results of operations could be harmed.

Furthermore, under the master joint venture agreement that governs the joint venture parties’ relationship with respect to EverQ, we have agreed to give to each of Q-Cells and REC, respectively, a right of first refusal to participate in specified future joint ventures that we may decide to undertake for development of manufacturing facilities outside the United States. This limitation could have the effect of frustrating attempts we may make to expand our manufacturing outside of the United States.

The actual costs to complete Devens I and plan, construct and equip Devens II may be higher than expected, and we may not have sufficient funds to pay the increased costs.

We intend to use at least half of the net proceeds from this offering for the completion of Devens I and the planning, construction and equipping of Devens II. See “Use of Proceeds.” The scheduled completion dates for Devens I and Devens II and the budgeted costs necessary to complete construction assume that there are no material unforeseen or unexpected difficulties or delays. Among other things, a delay in the completion of the plans and specifications for Devens II and a delay in the commencement of construction on Devens II beyond the scheduled commencement date may increase our overall cost for the construction.

The net proceeds from this offering and cash on hand will not be sufficient to fully construct and equip Devens II and, therefore, we will need to secure additional financing in the future to do so. We may be unable to secure additional financing on reasonable terms or at all, which may force us to modify the scope and schedule of construction. Our inability to pay development costs as they are incurred would negatively affect our ability to complete Devens II on time or within budget and thus could have a material adverse effect on our financial condition and results of operations.

There are significant risks associated with the completion of Devens I and Devens II, which may cause budget overruns or delays in completion of the projects.

Construction, equipment or staffing problems or difficulties in obtaining any of the requisite licenses, permits or authorizations from regulatory authorities could delay or prevent the construction or opening or otherwise affect the design and features of Devens I and Devens II. Certain permits, licenses and other approvals necessary for the development, construction and operation of Devens I and Devens II have not yet been obtained. Delays in obtaining these approvals or other unexpected changes or concessions required by local, state or federal regulatory authorities could involve additional costs and result in a delay in the scheduled opening of Devens I and Devens II. Failure to complete both Devens I and Devens II within budget or on schedule may have a significant negative effect on our financial condition and results of operations.

If we need more silicon than we have estimated or if our suppliers fail to satisfy their obligations under our silicon supply contracts, the current industry-wide shortage of polysilicon could adversely impact our revenue growth and decrease our gross margins and profitability.

Polysilicon is an essential raw material in our production of PV cells. There is currently an industry-wide shortage of polysilicon and a limited number of polysilicon suppliers, which has resulted in significant price increases and pre-payment requirements under polysilicon agreements. Although we have contracted with vendors for polysilicon supply sufficient for our stated expansion plans, our estimates regarding our supply needs may not be correct and our suppliers may not satisfy their obligations under these contracts. In addition, with respect to our recently announced supply agreements with DC Chemical, Nitol and Silpro, such suppliers must construct new facilities that will be used to manufacture the polysilicon to be delivered to us. The construction of these facilities is a substantial undertaking, requiring several years to complete and subject to numerous risks and uncertainties relating to new construction. Each of DC Chemical and Nitol have limited experience in developing polysilicon manufacturing facilities. We have also made significant prepayments with our polysilicon suppliers. In many instances these payments are not refundable or will be difficult to recover if a supplier defaults on its obligations. If DC Chemical, Wacker, Nitol, Silpro or any of our other polysilicon suppliers are unable or unwilling to supply us with polysilicon in accordance with the applicable supply agreements, our ability to meet existing and future customer demand for our products would be impaired. In turn, this could cause us to make fewer shipments, lose distribution partners and market share and generate lower than anticipated revenue, thereby seriously harming our financial condition and results of operations.

Our dependence on a limited number of suppliers for raw materials, key components for our solar power products and equipment could adversely affect our ability to manufacture and timely deliver our products, which could result in order cancellations and loss of market share.

We manufacture all of our solar power products using materials and components procured from a limited number of suppliers, which makes us susceptible to quality issues, shortages and price changes. If we fail to develop, maintain, and in many cases, expand our relationships with these or our other suppliers, we may be unable to manufacture our products or our products may be available only at a higher cost or after a long delay, which could prevent us from delivering our products to our distribution partners within required time frames, which in turn could lead to order cancellations and loss of market share. To the extent the processes that our suppliers use to manufacture materials and components are proprietary, we may be unable to obtain comparable materials and components from alternative suppliers. The failure of a supplier to supply materials and components in a timely manner, or to supply materials and components that meet our quality, quantity and cost requirements could impair our ability to manufacture our products or increase the cost of our products, particularly if we are unable to obtain substitute sources of these materials and components on a timely basis or on terms acceptable to us. Certain of the capital equipment used in the manufacture of our solar power products has been developed and made specifically for us, is not readily available from multiple vendors and would be difficult to repair or replace if it were to become damaged or stop working. Consequently, any damage to or breakdown of our manufacturing equipment at a time when we are manufacturing commercial quantities of our products may have a material adverse impact on our business. For example, a supplier’s failure to supply this equipment in a timely manner, with adequate quality and on terms acceptable to us, could delay the planned expansion of our manufacturing capacity and otherwise disrupt our production schedule or increase our costs of production.

If the EverQ IPO is completed, our interest in EverQ will be diluted, our future revenue from EverQ may be adversely affected and our shares may be exposed to increased volatility.

Our interest in EverQ will be diluted if the EverQ IPO occurs, which may adversely affect our corporate governance influence over EverQ’s business and decision making. In addition, in preparation for and in connection with the IPO, we have entered into a binding memorandum of understanding with EverQ regarding their rights to our intellectual property and may need to modify our other material agreements with EverQ, or enter into additional agreements, such as additional license and technology transfer agreements and transition agreements, with EverQ. Such modifications, adjustments or renegotiations of the terms and conditions of these agreements may adversely affect future revenues we receive from EverQ, including, without limitation, royalties and fees under the license and technology transfer agreement and the sales representative agreement.

We also can give no assurance regarding whether the IPO can be successfully completed and, if completed, we can give no assurance regarding the level of the initial offering price or the market performance of EverQ shares after the IPO. Our shares may experience additional volatility following an EverQ IPO as a result of changes in the price of EverQ shares.

We continue to invest significantly in research and development, and these efforts may not result in improved products or manufacturing processes.

We have historically invested heavily in research and development related to new product development and improving our manufacturing processes, and expect to continue to invest heavily in research and development in the future. If we fail to develop successfully our new solar power products or technologies, we will likely be unable to recover the costs we have incurred to develop these products and technologies and may be unable to increase our revenues and to become profitable. Some of our new product and manufacturing technologies are unproven at commercial scale and represent a departure from conventional solar power technologies, and it is difficult to predict whether we will be successful in completing their development. In addition, we invest significantly in developing new manufacturing processes designed to reduce our total costs of production. Our new manufacturing technologies, including our quad ribbon wafer furnace design, have been tested only in our Marlboro facility and, in most cases, only limited pre-production prototypes of our new products have been field-tested and/or sold in limited quantities. If our development efforts regarding new manufacturing technologies are not successful, and we are unable to increase the efficiency and decrease the costs of our manufacturing process, we may not be able to reduce the price of our products, which might prevent our products from gaining wide acceptance, and our gross margins may be negatively impacted.

Our solar power products may not gain market acceptance, which would prevent us from achieving increased revenues and market share.

The development of a successful market for our solar power products may be adversely affected by a number of factors, many of which are beyond our control, including:

•	our failure to produce solar power products that compete favorably against other solar power products on the basis of cost, quality and performance;

•	our failure to produce solar power products that compete favorably against conventional energy sources and alternative distributed generation technologies, such as wind and biomass, on the basis of cost, quality and performance;

•	whether or not customers will accept our new panel designs under development; and

•	our failure to develop and maintain successful relationships with distributors, systems integrators, project developers and other resellers, as well as strategic partners.

If our solar power products fail to gain market acceptance, we would be unable to increase our revenues and market share and to achieve and sustain profitability.

Technological changes in the solar power industry could render our solar power products uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline.

The solar power market is characterized by continually changing technology requiring improved features, such as increased efficiency, higher power output and lower price. Our failure to further refine our technology and develop and introduce new solar power products could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline. The solar power industry is rapidly evolving and competitive. We will need to invest significant financial resources in research and development to keep pace with technological advances in the solar power industry and to effectively compete in the future. A variety of competing solar power technologies are under development by other companies that could result in lower manufacturing costs or higher product performance than those expected for our solar power products. Our development efforts may be rendered obsolete by the technological advances of others, and other technologies may prove more advantageous for the commercialization of solar power products.

Our ability to increase market share and revenues depends on our ability to successfully maintain our existing distribution relationships and expand our distribution channels.

We currently sell our solar power products primarily to domestic and international distributors, system integrators, project developers and other resellers, which typically resell our products to end users on a global basis. During our year-to-date period ended September 29, 2007, we sold our solar power products to approximately 32 distributors, system integrators, project developers and other resellers. Substantially all of our products were sold to just 10 of these distribution partners. If we are unable to refine successfully our existing distribution relationships and expand our distribution channels, our revenues and future prospects will be materially harmed. As we seek to grow our revenues by entering new markets in which we have little experience selling our products, our ability to increase market share and revenues will depend substantially on our ability to expand our distribution channels by identifying, developing and maintaining relationships with resellers. We may be unable to enter into relationships with resellers in the markets we target or on terms and conditions favorable to us, which could prevent us from entering these markets or entering these markets in accordance with our plans. Our ability to enter into and maintain relationships with resellers will be influenced by the relationships between these resellers and our competitors, market acceptance of our products and our low brand recognition as a new entrant.

We face risks associated with the marketing, distribution and sale of our solar power products internationally, and if we are unable to effectively manage these risks, it could impair our ability to expand our business abroad.

Our product revenues outside of the United States, which exclude sales by EverQ, constituted approximately 17% of our total product revenues for the year-to-date period ended September 29, 2007. We expect that in the near future our revenues both from resellers and distributors outside of the United States and through our resellers and distributors to end users outside of the United States, will represent a majority of our total product revenues, particularly as we increase our production capacity. Significant management attention and financial resources will be required to develop successfully our international sales channels. In addition, the marketing, distribution and sale of our solar power products outside the United States expose us to a number of markets in which we have limited experience. If we are unable to manage effectively these risks, it could impair our ability to grow our business abroad. These risks include:

•	difficult and expensive compliance with the commercial and legal requirements of international markets with which we have only limited experience;

•	difficulty in interpreting and enforcing contracts governed by foreign law, which may be subject to multiple, conflicting and changing laws, regulations and tax systems;

•	inability to obtain, maintain or enforce intellectual property rights;

•	encountering trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could affect the competitive pricing of our solar power products and reduce our market share in some countries;

•	unavailability of government grants from German or other foreign sources, or for government grants that have been approved, risk of forfeiture or repayment in whole or in part;

•	fluctuations in currency exchange rates relative to the U.S. dollar;

•	limitations on dividends or restrictions against repatriation of earnings;

•	difficulty in recruiting and retaining individuals skilled in international business operations;

•	increased costs associated with maintaining international marketing efforts; and

•	inability to develop, manufacture, market and sell our products and services in Germany and other international markets due to, for example, third-party intellectual property rights.

Our strategy may include establishing local manufacturing facilities in international markets. As we implement our strategy, we may encounter legal restrictions and liability, encounter commercial restrictions and incur taxes and other expenses to establish our manufacturing facilities in certain countries. In addition, we may potentially forfeit, voluntarily or involuntarily, foreign assets due to economic or political instability in the countries in which we choose to locate our manufacturing facilities. Furthermore, under the master joint venture agreement that governs the joint venture parties’ relationship with respect to EverQ, we have agreed to give to each of Q-Cells and REC, respectively, a right of first refusal to participate in specified future joint ventures that we may decide to undertake for development of manufacturing facilities outside the United States. This limitation could have the effect of frustrating attempts we may make to expand our manufacturing outside of the United States.

Our dependence on a small number of distribution partners may cause significant fluctuations or declines in our product revenues.

For the year-to-date period ended September 29, 2007, approximately 22%, 18%, 14%, 13% and 10% of our product revenues were generated from sales to PowerLight, Sun Edison, groSolar, Woojin Electric Machinery Co. Ltd. and AEE Solar, respectively. These companies are in various stages of development and the loss of sales to any of them or the decline of any of their businesses could materially adversely affect our business, financial condition and results of operation. We anticipate that sales of our solar power products to a limited number of distribution partners will continue to account for a significant portion of our total product revenues for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our product revenues and negatively impact our operating results:

•	reduction, delay or cancellation of orders from one or more of our significant distribution partners;

•	selection by one or more of our significant distribution partners of products competitive with ours;

•	loss of one or more of our significant distribution partners and our failure to recruit additional or replacement distribution partners; and

•	failure of any of our significant distribution partners to make timely payment of our invoices.

Problems with product quality or product performance may cause us to incur warranty expenses and may damage our market reputation and prevent us from achieving increased sales and market share.

Consistent with standard practice in the solar industry, the duration of our product warranties is lengthy. Our current standard product warranty includes a five-year warranty period for defects in material and workmanship and a 25-year warranty period for declines in power performance beyond specified levels. We believe our warranty periods are consistent with industry practice. Due to the long warranty period, we bear the risk of extensive warranty claims long after we have shipped product and recognized revenues. Although we have sold solar panels since 1997, the substantial majority of them have been operating for less than two years. The possibility of future product failures could cause us to incur substantial expenses to repair or replace defective products. Furthermore, widespread product failures may damage our market reputation and reduce our market share and cause sales to decline.

Recently a significant number of solar panels manufactured by EverQ experienced a reversible power loss when installed in a specific manner in Europe. We and EverQ determined the cause of the problem and identified EverQ’s potential exposure for all products installed in such manner and concluded that field service is required to return the panels to their fully operational state and to prevent future power loss from occurring. Although there have not been any cancellations to current or future orders, this event highlights the uncertainty of implementing innovative technologies in a rapidly evolving industry.

Our success in the future may depend on our ability to establish and maintain strategic alliances, and any failure on our part to establish and maintain such relationships could adversely affect our market penetration and revenue growth.

Our ability to establish strategic relationships will depend on a number of factors, many of which are outside our control, such as the competitive position of our technology and our products relative to our competitors. Furthermore, under the master joint venture agreement that governs the joint venture parties’ relationship with respect to EverQ, we have agreed to give to each of Q-Cells and REC, respectively, a right of first refusal to participate in specified future joint ventures that we may decide to undertake for development of manufacturing facilities outside the United States. This limitation could have the effect of frustrating attempts we make to establish strategic relationships with third parties. We can provide no assurance that we will be able to establish new strategic relationships in the future.

In addition, strategic alliances that we may establish, will subject us to a number of risks, including risks associated with sharing proprietary information, loss of control of operations that are material to our business and profit-sharing arrangements. Moreover, strategic alliances may be expensive to implement, require us to issue additional shares of our common stock and subject us to the risk that the third party will not perform its obligations under the relationship, which may subject us to losses over which we have no control or expensive termination arrangements. As a result, even if our strategic alliances with third parties are successful, our business may be adversely affected by a number of factors that are outside of our control.

The success of our business depends on the continuing contributions of our key personnel and our ability to attract and retain new qualified employees in a competitive labor market.

We have attracted a highly skilled management team and specialized workforce, including scientists, engineers, researchers and manufacturing and marketing professionals. If we were to lose the services of any of our executive officers and key employees, our business could be materially and adversely impacted. We do not carry key person life insurance on any of our senior management or other key personnel.

We had approximately 385 employees as of September 29, 2007, and we anticipate that we will need to hire approximately 400 employees in the next 12 months and 350 employees in the 12 months thereafter in connection with Devens I and Devens II. Competition for personnel is intense, and qualified technical personnel are likely to remain a limited resource for the foreseeable future. Locating candidates with the appropriate qualifications, particularly in the desired geographic location, can be costly and difficult. We may not be able to hire the necessary personnel to implement our business strategy given our anticipated hiring needs, or we may need to provide higher compensation or more training to our personnel than we currently anticipate. Moreover, any officer or employee can terminate his or her relationship with us at any time.

Because we utilize highly flammable materials in our manufacturing processes, we are subject to the risk of losses arising from explosions and fires, which could materially adversely affect our financial condition and results of operations.

We utilize highly flammable materials such as silane and methane in our manufacturing processes. By utilizing these materials, we are subject to the risk of losses arising from explosions and fires. Our inability to fill customer orders during an extended business interruption could materially adversely impact existing distribution partner relationships resulting in market share decreases and reduced revenues.

The reduction or elimination of government subsidies and economic incentives for solar technology could cause our revenues to decline.

We believe that the growth of the majority of our target markets, depends on the availability and size of government subsidies and economic incentives for solar technology. Today, the cost of solar power substantially exceeds the cost of power furnished by the electric utility grid. As a result, federal, state and local governmental bodies in many countries, most notably the United States, Japan and Germany, have provided subsidies in the form of cost reductions, tax incentives and other incentives to end users, distributors, systems integrators, other resellers and manufacturers of solar power products to promote the use of solar energy and to reduce dependency on other forms of energy. In the future, these government subsidies and economic incentives could be reduced or eliminated altogether. For example, German subsidies decline at a rate of 5.0% to 6.5% per year (based on the type and size of the PV system) and the German Federal Ministry for the Environment recently announced a gradual increase of two percentage points from 2010 through 2011 and three percentage points in 2012 in the rate at which German subsidies decline. In addition, the Emerging Renewables Program in California has finite funds that may not last through the current program period. California subsidies declined from $2.80 to $2.50 per watt in March 2006 and will continue to decline as cumulative installations exceed stated thresholds. Net metering policies in California, which currently only require each investor owned utility to provide net metering up to 2.5% of its aggregate customer peak demand, could also limit the amount of solar power installed within California. Further, the 30% investment tax credit for solar energy manufacturers provided in the Energy Policy Act of 2005 is set to expire after 2008 if not extended by the federal government. The reduction or elimination of government subsidies and economic incentives would likely reduce the size of these markets and/or result in increased price competition, which could cause our revenues to decline.

If solar power technology is not suitable for widespread adoption or sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues would not significantly increase and we would be unable to achieve or sustain profitability.

The market for solar power products is emerging and rapidly evolving, and its future success is uncertain. If solar power technology proves unsuitable for widespread commercial deployment or if demand for solar power products fails to develop sufficiently, we would be unable to generate enough revenues to achieve and sustain profitability. In addition, demand for solar power products in the markets and geographic regions we target may not develop or may develop more slowly than we anticipate. Many factors will influence the widespread adoption of solar power technology and demand for solar power products, including:

•	cost-effectiveness of solar power technologies as compared with conventional and non-solar alternative energy technologies;

•	performance and reliability of solar power products as compared with conventional and non-solar alternative energy products;

•	success of alternative distributed generation technologies such as fuel cells, wind power and micro turbines;

•	fluctuations in economic and market conditions that impact the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	capital expenditures by customers that tend to decrease when the United States or global economy slows;

•	continued deregulation of the electric power industry and broader energy industry; and

•	availability of government subsidies and incentives.

We face intense competition from other companies producing solar power and other energy generation products. If we fail to compete effectively, we may be unable to increase our market share and revenues.

The solar power market is intensely competitive and rapidly evolving. According to Solarbuzz, there are over 100 companies that are engaged in manufacturing PV products or have announced an intention to do so. Many of our competitors have established a market position more prominent than ours, and if we fail to attract and retain distribution partners and establish a successful distribution network for our solar power products, we may be unable to increase our sales and market share. There are a large number of companies in the world that produce solar power products, including BP Solar International Inc., First Solar, Inc., Kyocera Corporation, Mitsubishi, RWE Schott Solar, Inc., Sanyo Corporation, Sharp Corporation, Solar World AG, SunPower Corporation and SunTech Power Holdings Co., Ltd. We also expect that future competition will include new entrants to the solar power market offering new technological solutions. In the future, as EverQ becomes an independent company, it may also compete directly with us. In addition, we may face competition from semiconductor manufacturers, several of which have already announced their intention to start production of solar cells. Further, many of our competitors are developing and are currently producing products based on new solar power technologies, including other crystalline silicon ribbon and sheet technologies, that they believe will ultimately have costs similar to, or lower than, our projected costs. Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we currently do. Our competitors’ greater size and, in some cases, longer operating histories provide them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. For example, those of our competitors that also manufacture semiconductors may source both semiconductor grade polysilicon and solar grade polysilicon from the same supplier. As a result, such competitors may have stronger bargaining power with such supplier and have an advantage over us in pricing as well as securing polysilicon at times of shortages. Many also have greater name recognition, more established distribution networks and larger installed bases of customers. In addition, many of our competitors have well-established relationships with our current and potential resellers and their customers and have extensive knowledge of our target markets. As a result, our competitors may be able to devote greater resources to the research, development, promotion and sale of their products and respond more quickly to evolving industry standards and changing customer requirements than we can.

If we are unable to protect our intellectual property adequately, we could lose our competitive advantage in the solar power market.

Our ability to compete effectively against competing solar power technologies will depend, in part, on our ability to protect our current and future proprietary technology, product designs and manufacturing processes by obtaining, maintaining, and enforcing our intellectual property rights through a combination of patents, copyrights, trademarks, and trade secrets and also through unfair competition laws. We may not be able to obtain, maintain or enforce adequately our intellectual property and may need to defend our products against infringement or misappropriation claims, either of which could result in the loss of our competitive advantage in the solar power market and materially harm our business and profitability. We face the following risks in protecting our intellectual property and in developing, manufacturing, marketing and selling our products:

•	we cannot be certain that our pending United States and foreign patent applications will result in issued patents or that the claims in our issued patents are or will be sufficiently broad to prevent others from developing or using technology similar to ours or in developing, using, manufacturing, marketing or selling products similar to ours;

•	given the costs of obtaining patent protection, we may choose not to file patent applications for or not to maintain issued patents for certain innovations that later turn out to be important, or we may choose not to obtain foreign patent protection at all or to obtain patent protection in only some of the foreign countries, which later turn out to be important markets for us;

•	although we have a number of foreign patents and applications, the laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as laws in the United States, and we may encounter difficulties in protecting and defending our rights in such foreign jurisdictions;

•	third parties may design around our patented technologies, and there is no assurance that our patents and other intellectual property rights will be sufficient to deter infringement or misappropriation of our intellectual property rights by others;

•	third parties may seek to challenge or invalidate our patents, which can result in a narrowing of or invalidating our patents, or rendering our patents unenforceable;

•	we may have to participate in proceedings such as interference, cancellation, or opposition, before the United States Patent and Trademark Office, or before foreign patent and trademark offices, with respect to our patents, patent applications, trademarks or trademark applications or those of others, and these actions may result in substantial costs to us as well as a diversion of management attention;

•	although we are not currently involved in any litigation involving intellectual property rights, we may need to enforce our intellectual property rights against third parties for infringement or misappropriation or defend our intellectual property rights through lawsuits, which can result in significant costs and diversion of management resources, and we may not be successful in those lawsuits;

•	we rely on trade secret protections to protect our interests in proprietary know-how and processes for which patents are difficult to obtain or enforce; however, we may not be able to protect our trade secrets adequately; and

•	the contractual provisions on which we rely to protect our trade secrets and proprietary information, such as our confidentiality and non-disclosure agreements with our employees, consultants and other third parties, may be breached, and our trade secrets and proprietary information may be disclosed to competitors, strategic partners and the public, or others may independently develop technology equivalent to our trade secrets and proprietary information.

Our technology and products could infringe intellectual property rights of others, which may require costly litigation and, if we are not successful, could cause us to pay substantial damages and disrupt our business.

In recent years, there has been significant litigation involving patents and other intellectual property rights in many technology-related industries. There may be patents or patent applications in the United States or other countries that are pertinent to our products or business of which we are not aware. The technology that we incorporate into and use to develop and manufacture our current and future solar power products may be subject to claims that they infringe the patents or proprietary rights of others. The success of our business will also depend on our ability to develop new technologies without infringing or misappropriating the proprietary rights of others. Third parties may allege that we infringe patents, trademarks or copyrights, or that we have misappropriated trade secrets. These allegations could result in significant costs and diversion of the attention of management.

If a successful claim were brought against us and we are found to infringe a third party’s intellectual property right, we could be required to pay substantial damages, including treble damages if it is determined that we have willfully infringed such rights, or be enjoined from using the technology deemed to be infringing or using, making or selling products deemed to be infringing. If we have supplied infringing products or technology to third parties, we may be obligated to indemnify these third parties for damages they may be required to pay to the patent holder and for any losses they may sustain as a result of the infringement. In addition, we may need to attempt to license the intellectual property right from such third party or spend time and money to design around or avoid the intellectual property. Any such license may not be available on reasonable terms, or at all. Regardless of the outcome, litigation can be very costly and can divert management’s efforts. An adverse determination may subject us to significant liabilities and/or disrupt our business.

We may be unable to protect adequately or enforce our proprietary information, which may result in its unauthorized use, reduced revenues or otherwise reduce our ability to compete.

Our business and competitive position depend upon our ability to protect our proprietary technology, including any manufacturing processes and solar power products that we develop. Despite our efforts to protect this information, unauthorized parties may attempt to obtain and use information that we regard as proprietary. Any patents issued in connection with our efforts to develop new technology for solar power products may not be broad enough to protect all of the potential uses of the technology.

In addition, when we do not control the prosecution, maintenance and enforcement of certain important intellectual property, such as a technology in-licensed to us, the protection of the intellectual property rights may not be in our hands. If the entity that controls the intellectual property rights does not adequately protect those rights, our rights may be impaired, which may impact our ability to develop, market and commercialize the related solar power products.

Our means of protecting our proprietary rights may not be adequate, and our competitors may:

•	independently develop substantially equivalent proprietary information, products and techniques;

•	otherwise gain access to our proprietary information; or

•	design around our patents or other intellectual property.

We pursue a policy of having our employees, consultants and advisors execute proprietary information and invention agreements when they begin working for us. However, these agreements may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure. If we fail to maintain trade secret and patent protection, our potential, future revenues may be decreased.

Licenses for technologies and intellectual property may not be available to us.

We have entered into license agreements for technologies and intellectual property rights, including an agreement relating to the manufacture of string we intend to use to produce

String Ribbon wafers. Any of our license agreements may be subject to terms and conditions which may limit our ability to use the licensed intellectual property under certain circumstances. For example, our string-related license may terminate if we materially breach the license agreement or if we abandon the construction of a manufacturing facility to exploit the licensed technology. We may need to enter into additional license agreements in the future for other technologies or intellectual property rights of third parties. Such licenses, however, may not be available to us on commercially reasonable terms or at all.

Existing regulations and changes to such regulations concerning the electrical utility industry may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.

The market for electricity generation products is heavily influenced by foreign, federal, state and local government regulations and policies concerning the electric utility industry, as well as internal policies and regulations promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In the United States and in a number of other countries, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in the research and development of, alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our solar power products. For example, utility companies commonly charge fees to larger, industrial customers for disconnecting from the electric grid or for having the capacity to use power from the electric grid for back-up purposes. These fees could increase the cost to our customers of using our solar power products and make them less desirable, thereby harming our business, prospects, results of operations and financial condition.

We anticipate that our solar power products and their installation will be subject to oversight and regulation in accordance with national, state and local laws and ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. There is also a burden in having to track the requirements of individual states and design equipment to comply with the varying standards. Any new government regulations or utility policies pertaining to our solar power products may result in significant additional expenses to us and our resellers and their customers and, as a result, could cause a significant reduction in demand for our solar power products.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in potentially significant monetary damages and penalties and adverse publicity.

If we fail to comply with present or future environmental laws or regulations we may be required to pay substantial civil or criminal penalties, incur significant capital expenditures, suspend or limit production or cease operations. We use toxic, volatile and otherwise hazardous chemicals in our research and development and manufacturing activities, and generate and discharge hazardous emissions, effluents and wastes from these operations. Any failure by us to control the use of or generation of, or to restrict adequately the discharge or disposal of, hazardous substances or wastes or to otherwise comply with the complex, technical environmental regulations governing our activities could subject us to potentially significant monetary damages and penalties, criminal proceedings, third party property damage or personal injury claims, natural resource damage claims, cleanup costs or other costs, or restrictions or suspensions of our business operations. In addition, under some foreign, federal and state statutes and regulations governing liability for releases of hazardous substances or wastes to the environment, a governmental agency or private party may seek recovery of response costs or damages from generators of the hazardous substances or operators of property where releases of hazardous substances have occurred or are ongoing, even if such party was not responsible for the release or otherwise at fault. Also, federal, state or international environmental laws and regulations may ban or restrict the availability and use of certain hazardous or toxic raw materials that are or may be used in producing our products, and substitute materials may be more costly or unsatisfactory in performance. We believe that we either have all environmental permits necessary to conduct our business or have initiated the process to obtain additional or modified environmental permits needed to conduct our business. While we are not aware of any outstanding, material environmental claims, liabilities or obligations, future developments such as the implementation of new, more stringent laws and regulations, more aggressive enforcement policies, or the discovery of unknown environmental conditions associated with our current or past operations or properties may require expenditures that could have a material adverse effect on our business, results of operations or financial condition. Any noncompliance with or incurrence of liability under environmental laws may subject us to adverse publicity, damage our reputation and competitive position and adversely affect sales of our products.

Compliance with occupational safety and health requirements and best practices can be costly, and noncompliance with such requirements may result in potentially significant monetary penalties and adverse publicity.

Our manufacturing operations and research and development activities involve the use of mechanical equipment and hazardous chemicals, which involve a risk of potential injury to our employees. These operations are subject to regulation under the Occupational Safety and Health Act, or OSHA. If we fail to comply with OSHA requirements, or if an employee injury occurs, we may be required to pay substantial penalties, incur significant capital expenditures, suspend or limit production or cease operations. Also, any such violations, employee injuries or failure to comply with industry best practices may subject us to adverse publicity, damage our reputation and competitive position and adversely affect sales of our products.

Product liability claims against us could result in adverse publicity and potentially significant monetary damages.

Like other retailers, distributors and manufacturers of products that are used by consumers, we face an inherent risk of exposure to product liability claims in the event that the use of the solar power products we sell results in injury. Since our products are electricity producing devices, it is possible that consumers could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. In addition, since revenues generated from our existing products have been modest and the products we are developing incorporate new technologies and use new installation methods, we cannot predict whether or not product liability claims will be brought against us in the future or the effect of any resulting adverse publicity on our business. We rely on our general liability insurance to cover product liability claims and have not obtained separate product liability insurance. The successful assertion of product liability claims against us could result in potentially significant monetary damages and if our insurance protection is inadequate to cover these claims, they could require us to make significant payments. Also, any product liability claims and any adverse outcomes with respect thereto may subject us to adverse publicity, damage our reputation and competitive position and adversely affect sales of our products.

A material portion of our revenue has been generated from our relationship with EverQ and EverQ faces many of the same risks and uncertainties we face.

Recently, due to the expansion of EverQ’s production, we have realized substantial revenue and income associated with royalties, selling fees and our share of EverQ’s net income. Since

EverQ is engaged in the same business and utilizes our String Ribbon technology, EverQ is subject, in many ways, to the same risks and uncertainties we face. As such, if any of these risks and uncertainties substantially and adversely impacts EverQ, our future revenue and share of EverQ’s profits could be adversely affected.

Risks Relating to Our Common Stock and the Offering

The issuance or sale of equity, convertible or exchangeable securities in the market, or the perception of such future sales or issuances, could lead to a decline in the price of our common stock.

Any issuance of equity, convertible or exchangeable securities, including for the purposes of financing acquisitions and the expansion of our business, may have a dilutive effect on our existing stockholders. In addition, the perceived risk associated with the possible issuance of a large number of shares or securities convertible or exchangeable into a large number of shares could cause some of our stockholders to sell their stock, thus causing the price of our stock to decline. Subsequent sales of our common stock in the open market or the private placement of our common stock or securities convertible or exchangeable into our common stock could also have an adverse effect on the market price of the shares. If our stock price declines, it may be more difficult for us to or we may be unable to raise additional capital.

In addition, future sales of substantial amounts of our currently outstanding common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing trading prices of our common stock and could impair our ability to raise capital through future offerings of equity or equity-related securities. We cannot predict what effect, if any, future sales of our common stock, or the availability of shares for future sales, will have on the market price of our stock. As of December 31, 2007, we had:

•	102,252,965 shares of common stock outstanding;

•	4,184,789 shares of common stock underlying options outstanding at a weighted average exercise price of $4.43 per share;

•	1,302,347 shares of common stock available and reserved for future issuance or future grant under our Amended and Restated 2000 Stock Option and Incentive Plan;

•	388,335 shares of common stock available and reserved for future issuance or future grant under our Amended and Restated 2000 Employee Stock Purchase Plan;

•	467,328 shares of common stock underlying warrants outstanding with an exercise price of $3.34 per share; and

•	12,179,000 shares of common stock issuable upon the conversion of our outstanding convertible subordinated notes in the aggregate principal amount of $90.0 million at an initial conversion rate of 135.3180 shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $7.39 per share).

In addition to the foregoing, in connection with a multi-year polysilicon supply agreement and pursuant to a stockholders agreement, each of which we entered into with DC Chemical in April 2007, DC Chemical owns 10,750,000 shares of our restricted common stock. The restrictions on the stock will lapse upon the satisfaction of certain conditions related to DC Chemical’s delivery of polysilicon under the supply agreement, at which time we will be obligated to file a registration statement pursuant to which such shares will become freely tradable. We currently expect DC Chemical to satisfy this delivery obligation in early 2010.

We, our executive officers and directors, and DC Chemical will be subject to the lock-up agreements described in “Underwriting” for a period of 90 days after the date of this prospectus, representing approximately 18,176,145 shares, or 15.4%, of our outstanding common stock after this offering. Following the termination of these lock-up periods, these stockholders will have the ability to sell a substantial number of shares of common stock in the public market in a short period of time. Sales of a substantial number of shares of common stock in the public trading markets, whether in a single transaction or a series of transactions, or the perception that these sales may occur, could also have a significant effect on volatility and market price of our common stock.

DC Chemical owns a large portion of our outstanding voting power and may be able to influence significantly the outcome of any stockholder vote.

Upon completion of this offering, DC Chemical will own 15,699,441 shares of our common stock (which number includes 10,750,000 shares of restricted common stock, which has full voting rights), representing approximately 13.3% of our voting power outstanding, assuming no exercise of the underwriters’ option to purchase additional shares. Accordingly, DC Chemical can significantly influence matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other extraordinary transactions. The interests of DC Chemical may differ from yours and DC Chemical may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, and might ultimately affect the market price of our common stock.

The price of common stock may fluctuate significantly, which could result in substantial losses for our stockholders and subject us to litigation.

Our common stock is quoted on The Nasdaq Global Market. The trading price of our common stock has been and may continue to be volatile. The closing sale prices of our common stock, as reported by The Nasdaq Global Market, have ranged from $7.95 to $18.85 for the 52-week period from February 13, 2007 to February 11, 2008. Our operating performance will significantly affect the market price of our common stock. To the extent we are unable to compete effectively and gain market share or the other factors described in this risk factors section affect us, our stock price will likely decline. The market price of our common stock also may be adversely impacted by broad market and industry fluctuations regardless of our operating performance, including general economic and technology trends. The Nasdaq Global Market has, from time to time, experienced extreme price and trading volume fluctuations, and the market prices of technology companies such as ours have been extremely volatile. In addition, some companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. We may be involved in securities class action litigation in the future. This litigation often results in substantial costs and a diversion of management’s attention and resources.

Our quarterly revenue, operating results and market price of our common stock have fluctuated significantly in the past and may fluctuate significantly from quarter to quarter in the future due to a variety of factors, including:

•	the size and timing of orders from distribution partners for or shipments of our products;

•	the rate and cost at which we are able to expand our manufacturing capacity to meet product demand, including the rate and cost at which we are able to implement advances in our String Ribbon technology;

•	our ability to establish and expand key distribution partner and supplier relationships;

•	our ability and the terms upon which we are able to raise capital sufficient to finance the expansion of our manufacturing capacity and our sales and marketing efforts;

•	our ability to open Devens I and Devens II and other potential capacity expansions within budget and within the time frame that we expect;

•	EverQ’s ability to expand within budget and within the time frame that we expect;

•	our ability to establish strategic relationships with third parties to accelerate our growth plans;

•	the amount and timing of expenses associated with our research and development programs and our ability to develop enhancements to our manufacturing processes and our products;

•	delays associated with the supply of specialized materials necessary for the manufacture of our solar power products;

•	our ability to execute our cost reduction programs;

•	one time charges resulting from replacing existing equipment or technology with new or improved equipment or technology as part of our strategy to expand our manufacturing capacity and to decrease our per unit manufacturing cost;

•	developments in the competitive environment, including the introduction of new products or technological advancements by our competitors;

•	the timing of adding the personnel necessary to execute our growth plan; and

•	the other risks and uncertainties described in “Risk Factors.”

We anticipate that our operating expenses will continue to increase significantly, particularly as we develop our internal infrastructure to support our anticipated growth. If our product revenues in any quarter do not increase correspondingly, our net losses for that period will increase. Moreover, given that a significant portion of our operating expenses is largely fixed in nature and cannot be quickly reduced, if our product revenues are delayed or below expectations, our operating results are likely to be adversely and disproportionately affected. For these reasons, quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and you should not rely on results of operations in any particular quarter as an indication of future performance. If our quarterly revenue or results of operations fall below the expectations of investors or public market analysts in any quarter, the market value of our common stock would likely decrease, and it could decrease rapidly and substantially.

Debt service obligations may adversely affect our cash flows.

In connection with our sale of convertible subordinated notes in June 2005, we incurred indebtedness of $90 million. As a result of this incurrence, our interest payment obligations increased substantially. The degree to which we are leveraged could, among other things:

•	make it difficult for us to make payments on the notes;

•	make it difficult for us to obtain financing for working capital, acquisitions or other purposes on favorable terms, if at all;

•	make us more vulnerable to industry downturns and competitive pressures; and

•	limit our flexibility in planning for, or reacting to changes in, our business.

Our ability to meet our debt service obligations will depend upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

Because we do not intend to pay dividends on our common stock, stockholders will benefit from an investment in our common stock only if it appreciates in value.

We have never declared or paid any cash dividends on our common stock. We anticipate that we will retain our future earnings, if any, to support our operations and to finance the growth and development of our business and do not expect to pay cash dividends in the foreseeable future. As a result, the success of an investment in our common stock will depend upon any future appreciation in the value of our common stock. There is no guarantee that our common stock will appreciate in value or even maintain its current price.

We are subject to anti-takeover provisions in our charter and by-laws and under Delaware law that could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders.

Provisions of our certificate of incorporation and by-laws, each as amended, as well as Delaware law, could make it more difficult and expensive for a third party to pursue a tender offer, change in control transaction or takeover attempt that is opposed by our board of directors. Stockholders who wish to participate in these transactions may not have the opportunity to do so. We also have a staggered board of directors, which makes it difficult for stockholders to change the composition of our board of directors in any one year. If a tender offer, change in control transaction, takeover attempt or change in our board of directors is prevented or delayed, the market price of our common stock could decline. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

We can issue shares of preferred stock that may adversely affect the rights of a stockholder of our common stock.

Our certificate of incorporation authorizes us to issue up to 27,227,668 shares of preferred stock with designations, rights and preferences determined from time-to-time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights superior to those of stockholders of our common stock. For example, an issuance of shares of preferred stock could:

•	adversely affect the voting power of the stockholders of our common stock;

•	discourage bids for our common stock at a premium and make it more difficult for a third party to acquire a majority of our common stock;

•	limit or eliminate any payments that the stockholders of our common stock could expect to receive upon our liquidation; or

•	otherwise adversely affect the market price of our common stock.

We have in the past and we may in the future issue additional shares of authorized preferred stock at any time.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein, contain forward-looking statements that involve risks, uncertainties and assumptions, including those discussed in “Risk Factors.” If the risks or uncertainties ever materialize or any of the assumptions prove incorrect, our results will differ from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and are statements that could be deemed forward-looking statements, including but not limited to statements regarding:

•	our future growth, revenue, earnings and gross margin improvement;

•	the Devens facility expansion and other potential capacity expansions and the expected timing of such facilities becoming fully operational and meeting manufacturing capacity goals on schedule and within budget;

•	future warranty expenses;

•	benefits and expenses resulting from EverQ;

•	our receipt of public grant awards;

•	capital requirements to respond to competitive pressures and acquire complementary businesses and necessary technologies;

•	pursuit of future research contracts that are not part of our current ongoing research activities;

•	costs associated with research and development, building or improving manufacturing facilities, general and administrative expenses and business growth;

•	shifts in our geographic product revenue mix;

•	international expansion of strategic partnerships, manufacturing operations and distribution networks;

•	operating efficiency of manufacturing facilities, including increases in manufacturing scale and technological improvements;

•	the occurrence of and the use of proceeds from sales of our securities;

•	the sufficiency of our cash, cash equivalents, marketable securities and borrowings available under our revolving credit facility to satisfy our anticipated cash requirements;

•	payment of cash dividends;

•	the use of derivative financial instruments to manage foreign currency exchange risks;

•	the potential impact of our critical accounting policies and changes in financial accounting standards or practices;

•	future plans for the EverQ joint venture;

•	our continued enhancements of thin wafer production and the expected timing and results of such transition;

•	the expected demand for solar energy;

•	our expectations regarding product performance and cost and technological competitiveness;

•	our expectations regarding future silicon supply from our suppliers, and our ability to enter into additional contracts to secure our silicon supply;

•	the anticipated benefits of our String Ribbon technology and new manufacturing and other developments, including our quad ribbon furnace design;

•	the making of strategic investments and the expectation of future benefit from them;

•	our position in the solar power market;

•	our ability to reduce the costs of producing solar products; and

•	our expectations regarding the amount of PV solar panels that we will be able to produce.

These statements may be identified with such words as “we expect,” “we believe,” “we anticipate” or similar indications of future expectations. These statements are neither promises nor guarantees and involve risks and uncertainties, which could cause our actual results to differ materially from such forward-looking statements. Such risks and uncertainties may include, among other things, macroeconomic and geopolitical trends and events, the execution and performance of contracts by distribution partners, suppliers and other partners, and other risks and uncertainties described herein, including but not limited to the items discussed in “Risk Factors.” We caution readers not to place undue reliance on any forward-looking statements contained in this prospectus, which speak only as of the date of this prospectus. We disclaim any obligation to update publicly or revise any such statements to reflect any change in our expectations, or events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in such forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive approximately $144.6 million in net proceeds from the sale of our common stock in this offering, or approximately $166.4 million if the underwriters’ over-allotment option is exercised in full, based on the public offering price of $9.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering (1) to complete Devens I, (2) to plan, construct and equip Devens II and (3) for general corporate purposes, including purchases or prepayments for raw materials, including polysilicon, and working capital. Pending specific application of the net proceeds, we plan to invest them in government securities or other short-term, investment-grade, marketable securities. The net proceeds from this offering and cash on hand will not be sufficient to fully construct and equip Devens II and, therefore, we will need to secure additional financing to do so.

In order to fund our anticipated expansion over the next several years, we will need to raise significant additional capital. After factoring into our capital expenditure budget (1) completion of the planning, construction and equipping of Devens I and Devens II without material deviations from budget or delays; (2) ramp-up of production as planned at the Devens facility, (3) stable operation and performance of the Devens and our other manufacturing facilities, as well as EverQ’s facilities, and (4) continued strong demand for our and EverQ’s products, we believe that, after giving effect to the proceeds from this offering, we will be able to finance our operations and construction of Devens II using cash provided by our operating activities and proceeds from debt financing. There can be no assurances that the assumptions built into our forecasted sources and uses of capital, including but not limited to the key milestones described above, will not need to be revised in coming years. The timing, structure and terms of our future financing activities are subject to the discretion of our board of directors and may be affected by market conditions and other circumstances beyond our control. For instance, there can be no assurances that debt financing will be available to us on attractive terms or at all. Further, we may raise capital in the future through equity financings, if we believe that the cost of equity relative to the cost of debt justifies such offerings at the time we choose or are required to raise additional funds. See “Risk Factors—Risks Relating to Our Industry, Products, Financial Results and Operations—We will need to raise significant additional capital in order to continue to grow our business and to fund our operations which subjects us to the risk that we may be unable to grow and fund our operations as planned” and “—Risks Relating to Our Common Stock and the Offering—The issuance or sale of equity, convertible or exchangeable securities in the market, or the perception of such future sales or issuances, could lead to a decline in the price of our common stock.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 29, 2007:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale by us of 16,000,000 shares of our common stock in this offering at the public offering price of $9.50 per share and the receipt of the estimated net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes, each of which is either included or incorporated by reference in this prospectus.

	As of September 29,
	2007
	Actual	As Adjusted
	(dollars in thousands, except par value)

Cash, cash equivalents and marketable securities	$155,993	$300,613
Restricted cash(1)	41,000	41,000

Long-term debt(2)	$90,000	$90,000

Stockholders’ equity:
Common stock, $0.01 par value, 150,000,000 shares authorized, 101,306,298 issued and outstanding, actual; and 117,306,298 issued and outstanding, as adjusted	1,013	1,173
Preferred stock, $0.01 par value, 27,227,668 shares authorized, none issued and outstanding, actual and as adjusted	—	—
Additional paid-in capital	507,975	652,435
Accumulated deficit	(137,068)	(137,068)
Accumulated other comprehensive income(3)	4,798	4,798

Total stockholders’ equity	376,718	521,338

Total capitalization	$466,718	$611,338

(1)	On April 30, 2007, we, Q-Cells and REC entered into a guarantee and undertaking agreement in connection with EverQ entering into a loan agreement with a syndicate of lenders led by Deutsche Bank AG. In connection with our obligations under the guarantee and undertaking agreement, we had $41.0 million on deposit with Deutsche Bank AG as of September 29, 2007 related to this loan commitment. Upon reaching certain milestones, which we expect EverQ to achieve during 2008, the guarantee will be cancelled.

(2)	On June 29, 2005, we issued $90.0 million of 4.375% convertible subordinated notes due July 1, 2012.

(3)	Comprehensive income consists of unrealized gains and losses on available-for-sale securities and cumulative foreign currency translation adjustments.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock has been listed on The Nasdaq Global Market under the symbol “ESLR” since November 2000. Prior to that date, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low sales prices of our common stock as reported by The Nasdaq Global Market.

	High	Low

Fiscal 2008
First Quarter (through February 11, 2008)	$18.62	$9.40
Fiscal 2007
First Quarter	$10.98	$6.97
Second Quarter	13.21	8.11
Third Quarter	10.49	7.95
Fourth Quarter	18.85	8.95
Fiscal 2006
First Quarter	$17.50	$10.77
Second Quarter	16.25	10.00
Third Quarter	13.50	7.90
Fourth Quarter	9.80	7.27

On February 11, 2008, the last reported sale price of our common stock on The Nasdaq Global Market was $10.02 per share. As of January 29, 2008, there were approximately 357 holders of record of our common stock.

We have never declared or paid any cash dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future as we intend to retain any earnings to fund the development and growth of our business. Any determination to pay dividends in the future will be at the discretion of the board of directors and will depend upon our financial condition and operating results.

INDUSTRY

Overview

With approximately $1 trillion in annual global revenues during 2006, the electric power industry is one of the world’s largest industries. Furthermore, electric power accounts for a growing share of overall energy use. While a majority of the world’s current electricity supply is generated from fossil fuels such as coal, oil and natural gas, these traditional energy sources face a number of challenges including rising prices, security concerns over dependence on imports from a limited number of countries, which have significant fossil fuel supplies and growing environmental concerns over the climate change risks associated with power generation using fossil fuels. As a result of these and other challenges facing traditional energy sources, governments, businesses and consumers are increasingly supporting the development of alternative energy sources, including solar energy.

The solar power market has grown significantly in the past decade. According to Solarbuzz, the global solar power market, as measured by annual solar power system installations, increased from 427 MW in 2002 to 1,744 MW in 2006, representing a CAGR 42.2%, while solar power industry revenues grew to approximately $10.6 billion in 2006. Despite the rapid growth, solar energy constitutes only a small fraction of the world’s energy output and therefore may have significant growth potential. Solarbuzz projects that annual solar power industry revenue could reach between $18.7 billion and $31.4 billion by 2011.

Source: Solarbuzz, 2007.

Key Growth Drivers and Advantages of Solar Power

Solar power generation has emerged as one of the most rapidly growing renewable sources of electricity. Solar power generation has several advantages over other forms of electricity generation that have driven and will continue to drive the growth of the solar power industry:

•	An Increase in Solar Power Generation Will Reduce Dependence on Fossil Fuels. Worldwide demand for electricity is expected to nearly double from 14.3 billion MW hours in 2002 to 25.0 billion MW hours in 2025, according to the U.S. Department of Energy. Additionally, according to International Energy Agency 2006 estimates, over 60% of the world’s electricity is generated from fossil fuels such as coal, natural gas and oil. The combination of declining finite fossil fuel energy resources and increasing energy demand is depleting natural resources as well as driving up electricity costs, underscoring the need for reliable renewable energy production. Solar power systems are renewable energy sources that rely on the sun as an energy source and do not require a fossil fuel supply. As such, they are well positioned to offer a sustainable long-term alternative means of power generation.

•	Environmental Advantages. Solar power is one of the cleanest electric generation sources, capable of generating electricity without air or water emissions, noise, vibration,

habitat impact or waste generation. In particular, solar power does not generate greenhouse gases that contribute to global climate change or other air pollutants, as power generation based on fossil fuel combustion does, and does not generate radioactive or other wastes as nuclear power and coal combustion do. It is anticipated that greenhouse gas regulation in the United States and internationally will increase the costs and constrain the development of fossil fuel based electric generation and increase the attractiveness of solar power as a renewable electricity source.

•	Flexible Locations. From tiny solar cells powering a hand-held calculator, to an array of rooftop panels powering an entire home, to acres of panels on a commercial building roof or field, solar power products can be deployed in many sizes and configurations and can be installed almost anywhere in the world. Solar power is among the best technologies for power generation in urban areas, environmentally sensitive areas and geographically remote areas in both developing and developed countries.

•	Government Incentives. Germany, Italy, Japan, Spain and the United States presently account for the majority of world market demand for solar power systems. Government policies in these countries, in the form of both regulation and incentives, have accelerated the adoption of solar technologies by businesses and consumers. Typical government incentives include capital cost rebates, feed-in tariffs, tax credits and net metering. Internationally, Spain, Portugal, Greece, France, South Korea and Italy have recently developed new solar support programs. Other countries, including China, are increasingly adopting similar incentives. In the United States, the Energy Policy Act of 2005 enacted a 30% investment tax credit for solar energy manufacturers, and in January, 2006, California approved the largest solar program in the country’s history, the $3 billion 11-year California Solar Initiative which has a goal to create 3,000 MWs of solar energy by 2017.

As a result of solar power’s benefits and government support, the solar power market has seen sustained and rapid growth. PV module shipments have increased over 20% per year on average for the past 20 years and over 40% per year for the past five years.

The Solar Power Industry Value Chain

Crystalline silicon-based technologies and thin-film technologies are the two primary technologies currently used in the solar power industry.

The crystalline silicon-based solar power manufacturing value chain starts with the processing of quartz sand to produce metallurgical-grade silicon. This material is further purified to semiconductor-grade or solargrade polysilicon feedstock. In the conventional crystalline silicon-based process, the silicon feedstock is then processed into ingots, which are sliced into solar wafers.

Wafers are manufactured into solar cells through a multiple step manufacturing process that entails etching, doping, coating and applying electrical contacts. Solar cells are then interconnected and packaged to form solar modules, which together with system components such as batteries and inverters, are installed as solar power systems.

The conventional crystalline silicon-based wafer manufacturing process differs substantially from our proprietary String Ribbon technology. Our String Ribbon technology is a cost-effective process for manufacturing ribbons of crystalline silicon that are cut into wafers. These wafers are the primary components of PV cells which, in turn, are used to produce solar panels. With silicon consumption of less than five grams per watt, we believe we are the industry leader in efficient polysilicon consumption and use about half of the silicon used by conventional sawing wafer production processes. We believe that enhancements to our String

Ribbon technology and our quad ribbon furnace design will enable us to reduce our silicon consumption to approximately two-and-a-half grams per watt by 2012.

In contrast to the crystalline silicon-based wafer manufacturing process, thin film technology involves depositing several thin layers of complex materials such as Copper Indium Gallium Diselenide, or CIGS, or Cadmium Telluride, or CdTe, on a substrate, such as glass, to make a solar cell. According to Solarbuzz, thin-film-based solar cells represented approximately 7% of solar cell production in 2006. There will continue to be significant efforts to develop alternate solar technologies, such as Amorphous Silicon, Copper Indium Diselenide, CIGS, CdTe, crystalline silicon on glass and polymer and nano technologies. Certain thin film technologies are gaining commercial acceptance and are important to broadening the demand for solar energy products for diverse energy generation applications.

Key Challenges for Solar Power

Although solar power can provide a cost-effective alternative for off-grid applications, we believe the principal challenge to widespread adoption of solar power for on-grid applications is reducing manufacturing costs so that the cost of installed solar panels is equal to or less than the cost of grid-generated electricity without impairing product reliability. This concept is known as reaching grid parity. We believe the following challenges of solar power technology must be overcome in order to reach grid parity:

•	Continued Reliance on Government Support and Incentives. At present, most renewable energy sources would not be cost-competitive compared to traditional energy sources without government support. The PV industry relies on governmental incentives to encourage production and consumption, especially for on-grid systems. Changes in government policies could lead to a reduction in incentives and subsidies to the renewable energy sector, which could in turn seriously hinder the growth of the PV industry.

•	Shortage of Silicon Materials. Efficient use of silicon is imperative for the growth of the industry due to the limited supply and increasing cost of silicon raw material expected at least for the near future. The reduction of raw materials waste, particularly the waste associated with sawing silicon by conventional crystalline silicon wafer production technology, known as kerf loss, is a key factor in lowering manufacturing costs.

•	Simplified and Continuous Processing. Reduce reliance on expensive, multi-step manufacturing processes.

•	Reduced Manufacturing Capital Costs. Decrease the costs and risks associated with new plant investments to lower capital costs per unit of production.

•	Improved Product Design and Performance. Increase product conversion efficiency, longevity and ease of use. Conversion efficiency refers to the fraction of the sun’s energy converted to electricity.

We further believe the two principal solar power technologies, conventional crystalline silicon and thin films, are not adequately addressing these challenges:

•	Crystalline Silicon. Crystalline silicon technology was the earliest practiced solar wafer fabrication technology and continues to be the dominant technology for the market, accounting for approximately 92% of solar market sales in 2006, according to Solarbuzz. Conventional crystalline silicon technology involves sawing thin wafers from solid crystalline silicon blocks. Crystalline silicon products are known for their reliability, performance and longevity. However, factors such as high materials waste from sawing, complex processing procedures and high capital costs have limited the speed at which conventional crystalline silicon wafer manufacturers can reduce manufacturing costs.

•	Thin Films. While most major solar power manufacturers currently rely on crystalline silicon technology for their solar cell production, these manufacturers, and other new entrants, are also developing alternative thin film technologies to achieve lower manufacturing costs. Thin film technology involves depositing several thin layers of complex materials such as CIGS or CdTe on a substrate, such as glass, to make a solar cell. Although thin film technologies generally use certain key materials more efficiently than conventional crystalline silicon manufacturing technology and are not affected by the current polysilicon supply shortage, such technologies have disadvantages such as lower conversion efficiency and, in some cases, reduced product performance and reliability.

BUSINESS

Company Overview

We develop, manufacture and market solar panels utilizing our proprietary String Ribbon technology. String Ribbon technology is a cost-effective process for manufacturing ribbons of crystalline silicon that are then cut into wafers. These wafers are the primary components of PV cells which, in turn, are used to produce solar panels. We believe that our proprietary and patented technologies, combined with our integrated manufacturing process know-how, offer significant cost and manufacturing advantages over competing polysilicon-based PV technologies. With silicon consumption of less than five grams per watt, we believe we are the industry leader in efficient polysilicon consumption and use approximately 50% of the silicon used by conventional sawing wafer production processes.

Through intensive research and design efforts we have significantly enhanced our String Ribbon technology and our ability to manufacture crystalline silicon wafers by developing a quad ribbon wafer furnace, which enables us to grow four silicon ribbons from one furnace compared to two silicon ribbons grown with our dual ribbon furnace presently in use in our prototype facility in Marlboro, Massachusetts. Our quad ribbon furnace incorporates a state of the art automated ribbon cutting technology that we expect will improve our manufacturing process when it is used in our future factories. We have used quad ribbon furnaces to produce a limited quantity of solar panels in our Marlboro facility which has been sold to our distribution partners. We believe future enhancements to our technology will enable us to gradually reduce our silicon consumption to approximately two-and-a-half grams per watt by 2012.

Our String Ribbon technology is also used by EverQ, our joint venture with Q-Cells and REC. REC is also the main supplier of silicon to EverQ. EverQ began operations in mid-2006 and has grown to approximately 100 MW of annual production capacity as of December 31, 2007. One MW of electricity is enough to power approximately 250 homes per year on average. We believe our proven success at our Marlboro facility and the successful scale up of EverQ’s manufacturing capacity demonstrate our ability to build and operate fully integrated wafer, cell and panel facilities using String Ribbon technology in a cost-effective manner.

Our quad ribbon furnaces will be used in our new manufacturing facility in Devens, Massachusetts, which we began constructing in September 2007. We expect to begin production of solar panels at the Devens facility upon completion of Devens I, which is scheduled to occur in mid-2008. Upon reaching full production capacity, which we expect to take place in early 2009, Devens I is expected to increase our current manufacturing capacity of 15 MW by approximately 80 MW. In addition, by mid-2008 we expect to complete the planning and permitting and begin construction of Devens II, which will add a second production line. Upon reaching full production capacity, which we expect to occur in late 2009, Devens II is expected to increase our production capacity at the Devens facility to approximately 160 MW.

In connection with our manufacturing expansion plans, we have entered into multi-year polysilicon supply agreements with DC Chemical, Wacker, Nitol and Silpro. These supply agreements include an agreement entered into with DC Chemical on January 30, 2008. We have silicon under contract to reach annual production levels of approximately 125 MW in 2009, 300 MW in 2010, 600 MW in 2011 and 850 MW in 2012 and we plan to expand our manufacturing operations accordingly.

Our quad ribbon furnaces will also be used by EverQ as it expands its own production capacity. On October 25, 2007, we and our two EverQ partners approved the construction of EverQ’s third manufacturing facility, EverQ 3, in Thalheim, Germany, which is expected to increase EverQ’s annual production capacity from approximately 100 MW to approximately 180 MW by the second half of 2009. EverQ will pay us a market-based royalty based on actual cost savings realized using our quad ribbon furnaces in EverQ 3 as compared to our dual ribbon furnaces, which are in use at EverQ’s two current facilities. We and our partners have also agreed to pursue an IPO of EverQ’s stock and expand EverQ’s annual production capacity to approximately 600 MW by 2012. Provided that EverQ becomes publicly traded prior to December 31, 2009, REC has offered EverQ an additional supply agreement for polysilicon to support this planned capacity expansion.

Our Competitive Strengths

We believe we are well-positioned to be a leader in the solar power industry based on the following competitive strengths:

Proven Manufacturing Technology.  Our proprietary String Ribbon technology, combined with our integrated manufacturing process know-how enables us to produce wafers, cells and panels at competitive costs. We have been developing and enhancing our patented String Ribbon technology since 1994 and have achieved what we believe to be the lowest silicon consumption rates in the industry with our dual ribbon wafer furnace, which consumes less than five grams of silicon per watt or approximately 50% of the silicon used by conventional sawing wafer production processes. String Ribbon technology has been successfully demonstrated at EverQ, where there is approximately 100 MW of annual production capacity in place as of December 31, 2007. Our new quad ribbon furnace technology is expected to improve performance over our dual ribbon furnace with significantly increased automation. We believe that our facility in Marlboro, Massachusetts and EverQ, which has been shipping product since June 2006, clearly demonstrate that we can use our String Ribbon technology to reduce the cost of manufacturing solar panels through substantially reduced materials cost, simplified processing and increased scalability.

Established Relationships with Key Suppliers.  Polysilicon is currently in short supply and represents the most costly component in the production of solar cells, accounting for over 50% of the raw materials cost. We currently have agreements in place for 100% of our anticipated silicon supply needs through 2012 on terms we believe are favorable. In October 2007, we entered into a supply agreement with Nitol for specified annual quantities of polysilicon at fixed prices beginning in 2009 and continuing through 2014. In July 2007, we entered into an eight-year polysilicon supply agreement with Wacker with shipments beginning in 2010. In December 2007, we entered into a 10-year polysilicon supply agreement with Silpro with shipments beginning in 2010. In April 2007 and January 2008 we signed polysilicon supply agreements with DC Chemical for multi-year contracts through 2015. We intend to continue to enter into additional long-term silicon supply contracts with leading international and domestic suppliers.

Attractive Take-or-Pay Sales Contracts.  Over the past 24 months, we have established long-term business relationships with leading distributors, installers, project developers and other resellers and have signed take-or-pay sales contracts for the sale of solar panels with six distribution partners, PowerLight, S.A.G. Solarstrom, Donauer Solartechnik, Mainstream Energy, Sun Edison and Global Resource Options, with a total value of almost $1 billion for deliveries through 2011. To date, approximately $100 million of sales under these contracts have been fulfilled. These contracts include fixed quantity and timing provisions. Our attractive take-or-pay sales contracts confirm the viability of our products and provide a predictable revenue stream. We will continue to pursue additional favorable contracts with other distributors, installers, project developers and other resellers.

Integrated Manufacturing Capacities.  Our operations currently include the production of wafers, cells and panels, which comprise a significant portion of the solar power value chain. Our String Ribbon technology enables continuous growth of crystalline silicon ribbons that are cut into solar wafers eliminating the need for ingot formation, sectioning and wire sawing necessary in the conventional wafer manufacturing process. The elimination of the need for ingot formation, sectioning and wafer sawing provides us with significant advantages including increasing the speed of, and reducing costs related to, building new production facilities. We aim to leverage the advantages of our unique integrated business model to rapidly expand our manufacturing capacity at reduced costs.

Strong, Experienced Management Team.  Richard Feldt, our President and Chief Executive Officer, and our other executive team members, have guided us from an innovative research and development-focused company to an emerging manufacturing leader in the solar energy industry. Mr. Feldt previously served as General Manager of Worldwide Operations at Symbol Technologies where he streamlined the complex supply chain and significantly reduced cycle times and material costs. His 30-year track record in successfully growing global technology and manufacturing businesses is instrumental to our long-term development plan to expand manufacturing capacity. Our executive officers are dedicated to the continuous development of our technologies, including our proprietary quad ribbon wafer furnace design, to enhance our competitive advantage in the cost-efficient production of solar cells. With this talented group of experienced executives from various technology manufacturing and other relevant backgrounds, we expect to execute on our current business plan and drive continued and rapid growth.

Our Growth Strategies

Our fundamental business objective is to use our technologies to become a leader in developing, manufacturing and marketing solar panels throughout the world. We are implementing the following strategies to meet this objective:

Innovate to Lower Cost of Solar to Achieve Grid Parity Cost Structure.  The long-term challenge of solar energy is its higher cost compared to conventional sources of electricity such as fossil fuels. Solar-power product manufacturers who have the ability to manufacture products that can generate electricity at or close to grid parity will consequently have a distinct advantage, including the ability to sell into markets where government subsidies are minimal or non-existent. We expect our String Ribbon technology and other advancements in wafer, cell and panel technology will allow us to lower our manufacturing costs to approximately $1.50 per watt in factories opening in 2011, upon reaching full capacity. We also expect to continue to work with partners further down the value chain to reduce the installed cost of solar. For example, through our alliances with NSTAR, a Boston-based utility, and other utilities, combined with our relationships with PowerLight and Sun Edison, we expect to help reduce the marketing, distribution and installation costs so that electricity generated by our solar panels, as installed, costs the same as or less than electricity generated by conventional sources.

Maintain Our Technology Leadership in Wafer, Cell and Panel Manufacturing through Continuous Innovation.  We employ 60 research and development employees and at an approximately 40,000 square foot facility in Marlboro, Massachusetts primarily dedicated to research and development initiatives. Our dual ribbon wafer technology affords us with a significant technology advantage over many of our competitors as it results in silicon consumption rates of less than five grams per watt, which is about 50% of the silicon used by conventional sawing wafer production processes. We are currently focused on further enhancing our String Ribbon technology through the implementation of our proprietary quad ribbon furnace design, which we believe will help us achieve increased manufacturing efficiencies and enable us to reduce our silicon consumption to approximately two-and-a-half grams per watt by 2012. We also have plans to improve cell efficiencies and we are developing processes that will improve factory yields. Through various initiatives, we expect to achieve cell efficiencies of approximately 18% and factory yields approaching 90% by 2012 while continuing to reduce our total manufacturing costs per watt.

Significantly Increase Our Wholly Owned Manufacturing Capacity.  Building upon some of our experience in scaling production using our String Ribbon technology at EverQ, we are currently implementing a plan to expand our own manufacturing capacity starting with the Devens facility, which is expected to increase our production capacity by approximately

160 MW. By late-2009, we estimate that our wholly owned annual production capacity will be approximately 175 MW, and through the construction and equipping of additional manufacturing facilities we expect to have approximately 850 MW of wholly owned annual production capacity by 2012. We have agreements in place for 100% of our anticipated silicon supply needs through 2012 on terms that we believe are favorable.

Our Products

Solar panels are generally composed of the following:

•	Wafers. A crystalline silicon wafer is a flat piece of crystalline silicon that can be processed and assembled into a solar cell. Our rectangular wafers measure 80 millimeters by 150 millimeters and are approximately 190 microns thick.

•	Cells. A solar cell is a device made from a silicon wafer that converts sunlight into electricity by means of a process known as the PV effect. Each of our solar cells currently produces approximately 1.7 watts of power. As the conversion efficiency of the solar cell improves, the power of the cell improves as well.

•	Panels. A solar panel is an assembly of solar cells that have been electrically interconnected and laminated in a durable and weather-tight package. The most common solar panels typically range from 160 to 200 watts per panel while some specialty panels are smaller or larger. Our solar panels currently produce up to 195 watts of power.

One or more solar panels can be assembled in a solar system (or solar array) by physically mounting and electrically interconnecting the panels, often with batteries or power electronics, including inverters, to produce electricity. Typical residential on-grid systems produce 2,000 to 6,000 watts of power. Solar panels are our primary product, although we may in the future also sell wafers, cells or systems. We believe our panels are very competitive with other products in the marketplace. They are certified to international standards of safety, reliability and quality. If our development programs are successful, we expect to see continued increases in conversion efficiency and power output from our solar panels as we rapidly expand our manufacturing capacity.

Sales, Marketing and Distribution

We sell our solar panels using domestic and international distributors, system integrators, project developers and other resellers, who often add value through system design by incorporating our solar panels with inverters and other electronics, mounting structures and wiring systems. Most of our distribution partners have a geographic or applications focus. Our distribution partners include companies that are exclusively solar power system resellers as well as others for whom solar power is an extension of their core business, such as engineering design firms or other energy product marketers.

Going forward we expect to collaborate closely with a relatively small number of resellers throughout the world. As of September 29, 2007, we had approximately 10 main resellers worldwide and are actively working to refine our distribution partners by very careful addition of a select few new accounts and channel partners. We intend to selectively pursue additional strategic relationships with other companies worldwide for the joint marketing, distribution and manufacturing of our products. These resellers are expected to range from large, multinational corporations to small, development-stage companies, each chosen for their particular expertise. We believe that these relationships will enable us to leverage the marketing, manufacturing and distribution capabilities of other companies, explore opportunities for additional product development and more easily enter new geographic markets in a cost effective manner, attract new distribution partners and develop advanced solar power applications.

For the year-to-date period ended September 29, 2007, sales to our five largest distribution partners accounted for approximately 77% of our total product revenues. In that period our largest distribution partner, PowerLight accounted for approximately 22% of our total product revenues. As we continue to expand manufacturing capacity and sales volumes, we anticipate developing relationships with additional distribution partners and decreasing our dependence on any single distribution partner. Additional information regarding the geographic distribution of our sources of revenue may be found in the footnotes to the financial statements incorporated by reference in this prospectus.

In addition, we market our products through trade shows, on-going distribution partner communications, promotional material, our website, direct mail and advertising. Our staff provides customer service and applications engineering support to our distribution partners while also gathering information on current product performance and future product requirements.

Manufacturing

Our principal manufacturing objective is to provide for large-scale manufacturing of our solar power products at low cost, thereby enabling us to penetrate price-sensitive solar power markets. Our 96,000 square foot facility, at two adjacent sites in Marlboro, Massachusetts, includes approximately 56,000 square feet of manufacturing space, and an additional 40,000 square feet of space for research and development and engineering development. The Marlboro facility includes a complete line of equipment to manufacture String Ribbon wafers, fabricate and test solar cells, and laminate and test panels, with a total capacity of up to approximately 18 MW per year if operated at full capacity. Going forward, however, we expect the Marlboro facility to continue to both manufacture and to test, pilot, validate and benchmark new manufacturing equipment and processes and product designs, and, therefore, we expect actual production from our Marlboro facility to be approximately 15 MW or lower.

Our EverQ partnership has substantially increased the volume of solar power products being manufactured using our String Ribbon technology. EverQ has increased production from about 30 MW in 2006 to approximately 100 MW as of December 31, 2007 and we expect its capacity to reach 180 MW by the second half of 2009 as a result of the addition of a third integrated wafer, cell and panel factory. We and our EverQ partners also recently announced plans to expand EverQ’s capacity to 600 MW by 2012.

Because the market opportunity for solar power encompasses numerous applications in both developed and developing nations worldwide, we expect a significant portion of our future sales will be made outside the United States. Over 60% of our sales since inception have been outside of the United States. Over time, we also expect that our manufacturing will become increasingly global. We believe there are several advantages to manufacturing close to local markets, including reduced shipping costs, reduced currency exposure, enhanced brand recognition, avoidance of import tariffs and access to local private or public sector financing. See “Risk Factors—Risks Relating to Our Industry, Products, Financial Results and Operations—We face risks associated with the marketing, distribution and sale of our solar power products internationally, and if we are unable to effectively manage these risks, it could impair our ability to expand our business abroad.”

Research and Development

Continuously improving our technology is an important part of our overall strategy. Therefore, we have maintained and intend to maintain a strong research and development effort. Approximately 40,000 square feet of space is dedicated to research and development and advanced engineering and contains equipment to support the development, fabrication and evaluation of new solar power products and technologies.

Intellectual Property

Patents

We believe that our commercial success will significantly depend on our ability to protect our intellectual property rights underlying our proprietary technologies. We seek U.S. and international patent protection for major elements of our technology platform, including our manufacturing process and methods and apparatuses for producing crystalline silicon wafers, solar cells and solar panels. We currently have 22 U.S. patents, seven Indian patents, and six European patents that have been validated with enforceable rights in 10 foreign jurisdictions. These patents begin to expire in 2016 and will all expire by 2023. In addition, we have 20 U.S. patent applications pending and 26 foreign patent applications pending (including PCT applications) related to our business. We devote substantial resources to building a strong patent position and we intend to continue to file additional U.S. and foreign patent applications to seek protection for technology we deem important to our commercial success. Our patents cover the following areas:

•	Crystalline Silicon Wafers. Our String Ribbon wafer fabrication technology, including methods for automated, high-yield production techniques, are covered by 10 U.S. patents, two Indian patents and four European patents that have been validated with enforceable rights in 10 foreign jurisdictions. In addition, for this technology, we also have 13 pending U.S. patent applications, two pending PCT applications, and 10 pending foreign patent applications.

•	Solar Cell Fabrication. Our solar cell processing technology is covered by four U.S. patents. Among other things, these patents relate to methods for forming wrap-around contacts on solar cells and methods for processing solar cells. We also have two pending U.S. patent applications for these cell fabrication inventions.

•	Solar Panels. For our advanced solar panel designs, we currently own eight U.S. patents, five Indian patents, and two European patents that have been validated with enforceable rights in 10 foreign jurisdictions. The U.S. patents primarily relate to solar cell panels with an improved backskin, solar cell panels with an interface mounting system, an encapsulant material for solar cell panels, and a solar cell roof tile system. In addition, for our Solar panel technology, we have pending five U.S. patent applications, two pending PCT applications, and 12 pending foreign patent applications.

Trademarks and Copyrights

We have one U.S. registered trademark we are currently using and three pending U.S. trademarks we presently intend to continue to pursue and several foreign trademark registrations associated with and used in our business, including registrations and applications for the trademarks Evergreen Solar, the Evergreen Solar logo and Think Beyond. Furthermore, we use a number of common law trademarks and service marks, including the trademark String Ribbon. We are working to increase, maintain and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding. We also own copyrights relating to our products, services and business, including copyrights in the software we have developed, in our marketing materials and in our product manuals.

Trade Secrets and Other Confidential Information

With respect to, among other things, proprietary know-how that is not patentable and processes for which patents are difficult to enforce, we rely on trade secret protection and confidentiality agreements to protect our interests. We believe that several elements of our solar panels and manufacturing processes involve proprietary know-how, technology or data, which are not covered by patents or patent applications, including selected materials, technical processes, equipment designs, algorithms and procedures. We have taken security measures to protect our proprietary know-how, technologies and confidential data, and we continue to explore additional methods of protection. While we require all employees, key consultants and other third parties to enter into confidentiality agreements with us, we cannot be assured that proprietary information will not be disclosed inappropriately, that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets, or that we can meaningfully protect our trade secrets. Any material leak of confidential or proprietary information into the public domain or to third parties could result in the loss of a competitive advantage in the solar power market.

Competition

The solar power market is intensely competitive and rapidly evolving. According to Solarbuzz, there are over 100 companies which engaged in PV products manufacturing or have announced to do so. Our main competitors are, among others, BP Solar International Inc., First Solar, Inc., Kyocera Corporation, Mitsubishi, RWE Schott Solar, Inc., Sanyo Corporation, Sharp Corporation, Solar World AG, SunPower Corporation and SunTech Power Holdings Co., Ltd. We also expect that future competition will include new entrants to the solar power market offering new technological solutions. We may also face competition from semiconductor manufacturers, several of which have already announced their intention to start production of solar cells.

Many of our existing and potential competitors have substantially greater financial, manufacturing and other resources than we currently do. Our competitors’ greater size and, in some cases, longer operating histories provide them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. For example, those of our competitors that also manufacture semiconductors may source both semiconductor grade silicon wafers and solar grade silicon wafers from the same supplier. As a result, such competitors may have stronger bargaining power with the supplier and have an advantage over us in pricing as well as securing silicon wafer supplies at times of shortages.

We believe that the cost and performance of our technology will continue to have advantages compared to competitive technologies. Our products offer the reliability, efficiency and market acceptance of other crystalline silicon products. We believe our technology provides lower manufacturing costs resulting from significantly better silicon consumption and fewer processing steps, particularly in wafer fabrication. Compared to thin film products, our products offer generally higher performance and greater market acceptance. Some thin film technologies, such as cadmium telluride, use toxic materials that inhibit their market acceptance, where others, such as copper indium diselenide, rely on raw materials in short supply, such as indium. Other technologies, including all of the polymer and nanomaterial technologies, are still being developed and have not yet reached the commercialization stage.

The entire solar industry also faces significant competition from other power generation sources, both conventional sources as well as other emerging technologies. Solar power has certain advantages and disadvantages when compared to other power generating technologies. The advantages include the ability to deploy products in many sizes and configurations, to install products almost anywhere in the world, to provide reliable power for many applications, to serve as both a power generator and the skin of a building and to eliminate air, water and noise emissions. Whereas solar generally is cost effective for off-grid applications, the high up-front cost of solar relative to most other solutions is the primary market barrier for on-grid applications. Furthermore, unlike most conventional power generators, which can produce power on demand, solar power cannot generate power where sunlight is not available, although it is often matched with battery storage to provide highly reliable on demand power solutions.

Environmental, Health and Safety Regulations

We use toxic, volatile or otherwise hazardous chemicals in our research and development and manufacturing activities and generate and discharge hazardous emissions, effluents and wastes from these operations. We are subject to a variety of foreign, federal, state and local governmental regulations related to the storage, use, discharge, emission and disposal of hazardous materials. We are also subject to occupational health and safety regulations designed to protect worker health and safety from injuries and adverse health effects from exposure to hazardous chemicals and working conditions.

We believe that we have all environmental permits necessary to conduct our business. We believe that we have properly handled our hazardous materials and wastes and have not materially contributed to any contamination at any of our past or current premises, although historical contamination may be present at these locations from prior uses. We are not aware of any environmental, health or safety investigation, proceeding or action by foreign, federal or state agencies involving our past or current facilities. If we fail to comply with present or future environmental, health or safety regulations, we could be subject to fines, suspension of production or a cessation of operations. Any failure by us to control the use of, prevent public or employee exposure to, or to restrict adequately the emission and discharge of hazardous substances in accordance with applicable environmental laws and regulations could subject us to substantial financial liabilities, operational interruptions and adverse publicity, any of which could materially and adversely affect our business, results of operations and financial condition. In addition, under some foreign, federal and state statutes and regulations, a governmental agency or private party may seek recovery of response costs or damages from operators of property where releases of hazardous substances have occurred or are ongoing, even if the operator was not responsible for the release or otherwise was not at fault.

Employees

As of September 29, 2007, we had approximately 385 full-time employees, including approximately 60 employees engaged in research and development and approximately 260 employees engaged in manufacturing. Approximately 47 of our employees have advanced degrees, including 19 with Ph.D.s. None of our employees are represented by any labor union nor are they organized under a collective bargaining agreement. We have never experienced a work stoppage and believe that our relations with our employees are good. Devens I and Devens II are expected to increase our number of full-time employees by 400 and 350, respectively.

Properties

As of September 29, 2007, we occupied the following locations with long-term leases:

Location	Area (Sq. Ft)	Purpose

138 Bartlett Street, Marlboro, MA	30,000	Corporate Headquarters & Warehouse
259 Cedar Hill Street, Marlboro, MA	56,000	Manufacturing
257 Cedar Hill Street, Marlboro, MA	40,000	Research & Development

Our Devens facility will be constructed on property in Devens, Massachusetts we are leasing on a long-term basis from a Massachusetts state agency for an annual rent of $1. We have an option to purchase this property on or before November 20, 2012 for a purchase price of $2.7 million or thereafter for the remainder of the initial 30-year term of the lease for the greater of $2.7 million and the fair market value of the property.

MANAGEMENT

The following table sets forth the name, age and position of each of our directors and executive officers as of February 1, 2008:

Name	Age	Position

Richard M. Feldt	56	Chief Executive Officer, President and Chairman of the Board of Directors
Michael El-Hillow	56	Chief Financial Officer and Secretary
Dr. John Terry Bailey	53	Senior Vice President, Marketing and Sales
Rodolfo Archbold	53	Vice President, Operations
Richard George Chleboski	42	Vice President, Strategy and Business Development
Gary T. Pollard	48	Vice President, Human Resources
Carl Stegerwald	56	Vice President, Construction Management and Facilities Engineering
Brown Williams	67	Vice President, Science and Engineering
Tom L. Cadwell(1)(2)	62	Director
Allan H. Cohen(1)(3)	57	Director
Dr. Peter W. Cowden(2)(3)	56	Director
Edward C. Grady(2)(3)	60	Lead Director

(1)	Member of the Audit Committee

(2)	Member of the Nominating and Corporate Governance Committee

(3)	Member of the Compensation Committee

We have a staggered board of directors, consisting of Class I, Class II and Class III directors.

Class I Directors (Term Expiring in 2010):

Richard M. Feldt has served as President and Chief Executive Officer and a director since December 2003 and Chairman of the Board of Directors since January 2007. Previously, he was employed by Perseid, a developer of optical phased array technology created by Raytheon, where he served as Chief Executive Officer in 2002. From 2000 to 2001, Mr. Feldt served as Chief Operating Officer of SupplierMarket.com, a B2B internet supply chain management company that was sold to Ariba. From 1995 to 2000, Mr. Feldt was Senior Vice President and General Manager of Worldwide Operations at Symbol Technologies, a data transaction systems company. In addition, Mr. Feldt has held senior positions at A.T. Cross Company, Eastman Kodak Company and Spectra-Physics, Inc. He received a BS in Industrial Engineering from Northeastern University. Mr. Feldt is the brother-in-law of Mr. Stegerwald.

Edward C. Grady has served as a director since September 2005. Mr. Grady was President and Chief Executive Officer of Brooks Automation, Inc., or Brooks, from October 2004 to September 2007 and a director of Brooks from September 2003 to February 2008. From February 2003 until October 2004, Mr. Grady was President and Chief Operating Officer of Brooks. From October 2001 until February 2003, Mr. Grady served as a consultant to Brooks. From September 2000 until January 2003, Mr. Grady was a principal at Propel Partners LLC, an investment firm headquartered in Palo Alto, California. From December 1994 through February 2003, Mr. Grady served in a variety of positions for KLA-Tencor Corp., including Executive Senior Business Advisor from September 2001 until February 2003 and Executive Group Vice President from March 1998 until September 2001. Prior to joining KLA-Tencor Corp., Mr. Grady was the President and Chief Executive Officer of Hoya Micro Mask. Mr. Grady also currently serves on the board of directors of Verigy Ltd, Molecular Imprints, Inc., Integrated Materials

Inc. and Finesse LLC. Mr. Grady received his MBA from the University of Houston in 1980 and a BS in Engineering from Southern Illinois University in 1972.

Class II Director (Term Expiring in 2008):

Allan H. Cohen has served as a director since September 2005. Mr. Cohen has been a senior member of the restructuring team of Arthur Andersen LLP, or Andersen, since May 2002 and is one of a small number of individuals responsible for the winding down of Andersen’s professional services activities. Mr. Cohen was a partner with Andersen from 1984 through August 2002, serving in a variety of management roles. From 1996 to 2002, he served as the Tax Practice Director for Andersen’s northeast region (consisting of New York, New Jersey and New England) practice. From 1997 to 2002, Mr. Cohen served on both U.S. and global leadership teams with additional responsibility for knowledge and technology needs for Andersen Worldwide Société Coopérative’s tax and legal practices. Since July 2005, Mr. Cohen has served on the board of directors of Plexus Financial Technologies, LLP, an early stage financial services software company. He is also the President of Temple Shalom of Newton, an 850- member Reform Jewish Congregation in the suburban Boston area. Mr. Cohen received his MBA from Rutgers Graduate School of Management in 1973 and his BA in Economics, with honors, from Rutgers College in 1972. Mr. Cohen is a Certified Public Accountant.

Class III Directors (Term Expiring in 2009):

Tom L. Cadwell has served as a director since April 2007. Mr. Cadwell is currently President and CEO of Confluence Solar, Inc., a private company formed to provide substrate materials to the solar industry. He has also served as the Executive Vice Chairman of the Board of Directors of Integrated Materials, Inc., a manufacturer of pure polysilicon products vital to semiconductor diffusion processes, since December 2006. From December 2002 until November 2006, Mr. Cadwell served as the President and Chief Executive Officer of Integrated Materials, Inc. From 2000 until February 2002, Mr. Cadwell served as the President and Chief Executive Officer of Tecstar, Inc., or Tecstar, a leader in metal organic chemical vapor deposition processes for solar cells for satellite power systems as well as light emitting diodes for leading edge applications. Prior to joining Tecstar, Mr. Cadwell held executive level positions in the semiconductor equipment and silicon wafer industries. Mr. Cadwell holds an MBA from Saint Louis University and a BS in Civil Engineering from the University of Missouri at Rolla.

Dr. Peter W. Cowden has served as a director since October 2006. Dr. Cowden is the Founder and President of EDI, an executive level coaching and organizational consulting firm. His clients include Fortune 500 companies, venture backed startups and private equity firms. He started EDI in February 1998. Dr. Cowden’s corporate career includes five years as a corporate human resource executive with Eastman Kodak Company. Dr. Cowden has also held senior human resource positions with Agfa/Compugraphics and Stone & Webster Engineering Corporation. Dr. Cowden received his doctorate degree from Harvard University in 1977, a master’s degree from Yale University in 1976 and a bachelor’s degree from Claremont Men’s College in 1972.

Non-Director Executive Officers:

Rodolfo Archbold has served as our Vice President, Operations since July 2007. Prior to joining us, Mr. Archbold served as an independent consultant to OEM’s and contract manufacturing companies from September 2006 to June 2007. He served as an operations consultant at Teradyne, Inc., a manufacturer of semiconductor test equipment, from September 2004 to September 2006. From September 2002 to March 2005, he served as vice president of technology and business development at NYPRO, a plastic injection molding company. Prior to joining NYPRO, Mr. Archbold served as Executive Vice President of Manufacturers Services Limited from December 1997 to March 2002, and Vice President of Manufacturers Services

Limited from October 1995 to December 1997. In addition, he served as a Director of Mid-Range Service Products at Hewlett-Packard/Digital Equipment Corporation from October 1983 to October 1995. Mr. Archbold received a BS in Chemical Engineering from the University of Puerto Rico and an MBA from New York University.

Dr. John Terry Bailey has served as Senior Vice President, Marketing and Sales since August 2004. Prior to this position, Dr. Bailey was a consultant for GE Power Systems from April 2004 to August 2004. From February 2003 to April 2004, Dr. Bailey served as Vice President of Marketing and Sales for AstroPower, Inc., a leading solar technology supplier which filed for bankruptcy protection shortly after his commencement of employment and was acquired by General Electric in August 2004. Prior to that, Dr. Bailey served as the President and Chief Executive Officer of Solus Micro Technologies from February 1999 to November 2002. Dr. Bailey earlier served as Executive Vice President, Chief Operating Officer of NEC Technologies, Inc., or NEC Technologies, a wholly owned subsidiary of NEC Corporation. Dr. Bailey earlier served as Senior Vice President, Marketing and Sales at NEC Technologies. Prior to joining NEC Technologies, Dr. Bailey was an executive at Apple Inc., or Apple, where he served in various positions, including Senior Vice President and General Manager for Apple’s Imaging Division. Dr. Bailey received a Ph.D. in Analytical Chemistry from Florida State University, specializing in nuclear magnetic resonance research and computer system graphics integration, and he received a BS in Chemistry from the University of Alabama.

Richard George Chleboski has served as Vice President of Strategy and Business Development since December 2007. Prior to his current position he served as Vice President of Worldwide Expansion from February 2006 to December 2007, Treasurer from August 1994 to February 2006 and Secretary from May 2000 to February 2006. Mr. Chleboski served as Chief Financial Officer from August 1994 until February 2006. From June 1995 until May 2003, Mr. Chleboski served as one of our directors. From July 1987 until February 1994, Mr. Chleboski worked at Mobil Solar Energy Corporation, the solar power subsidiary of Mobil Corporation, where he was a Strategic Planner from March 1991 until February 1994 and a Process Engineer from 1987 until 1991. Mr. Chleboski received an MBA from Boston College and a BS in Electrical Engineering from the Massachusetts Institute of Technology.

Michael El-Hillow served as Chairman of the Board of Directors from September 2005 to December 2006, and served as a director from August of 2004 until December 2006. Effective January 2007, Mr. El-Hillow was appointed Chief Financial Officer and Secretary, and resigned from our Board of Directors. Mr. El-Hillow was Chief Financial Officer of MTM Technologies, Inc. from January 2006 to September 2006. Mr. El-Hillow was Executive Vice President and Chief Financial Officer of Advanced Energy from October 2001 to December 2005. Prior to joining Advanced Energy, he was Senior Vice President and Chief Financial Officer of Helix Technology Corporation, a major supplier of high-vacuum products principally to the semiconductor capital equipment industry, or Helix, from 1997 until 2001. Prior to joining Helix, he was Vice President of Finance, Treasurer and Chief Financial Officer at A.T. Cross Company and an audit partner at Ernst & Young. Mr. El-Hillow received an MBA from Babson College and a BS in Accounting from the University of Massachusetts and he is a Certified Public Accountant.

Gary T. Pollard has served as Vice President, Human Resources since June 2004. Prior to joining us, Mr. Pollard worked as an independent consultant for regional and international companies in the high technology, healthcare, pharmaceuticals and food services sectors, developing hiring, recruitment and human resource programs, and designing benefit plans. From 1996 to 2002, he served as Vice President of Human Resources for The Mentor Network, a Boston-based company, which had 6,000 employees spread across 150 locations in 22 states at the time he left such company. He was also Vice President of Human Resources for Advantage Health Corporation, and Director of Human Resources for Critical Care America. He has also held positions at Signal Capital Corporation, Martin Marietta Aerospace and General

Electric Information Services. Mr. Pollard received a BA in Economics from Saint Michael’s College.

Carl Stegerwald has served as our Vice President, Construction Management and Facilities Engineering since December 2007. Prior to joining us, Mr. Stegerwald was the sole owner of North Bridge Properties, LLC, a real estate investment, development and consulting firm that provided project management services to Devens I. Mr. Stegerwald served as a Senior Vice President of Meridian Investment Management, Inc., or Meridian, and directed its real estate investment and operational activities, including facilities leasing and acquisition and property management, from 1997 to 2006, and was with Meridian’s predecessor from 1996 to 1997. Prior to that, Mr. Stegerwald served for 17 years in corporate real estate planning and acquisition and design and construction with Digital Equipment Corporation. Mr. Stegerwald received a BS in Civil Engineering from Villanova University and an MBA from Northeastern University. Mr. Stegerwald is the brother-in-law of Mr. Feldt.

Brown Williams has served as Vice President, Science and Engineering since November 2004. Dr. Williams served as a director from 1999 and as Chairman of our Board of Directors from January 2004 until resigning from our Board of Directors in November 2004. From 1990 to 2003, Dr. Williams served as Chief Executive Officer and Chairman of the Board of Directors of Princeton Video Image, Inc., a company he founded in 1990. From 1988 to 1990, Dr. Williams was an independent consultant to venture capital firms. Dr. Williams has also held several research and managerial positions at RCA Laboratories from 1966 to 1998. He received his Ph.D., M.A. and A.B. degrees in Physics from the University of California Riverside and was both a University of California Regents Fellow and a National Science Foundation Fellow.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock, as of January 10, 2008, or the measurement date, and as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each person we know to be a beneficial owner of more than five percent of our outstanding common stock;

•	each of our executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the measurement date are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Any reference in the footnotes to this table to shares subject to stock options or warrants refers only to stock options or warrants that are so exercisable. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Percentage ownership calculations prior to this offering are based on 102,318,388 shares outstanding as of the measurement date. Percentage ownership calculations after this offering are based on 102,318,388 shares outstanding as of the measurement date plus the 16,000,000 shares being offered in this offering.

We have granted the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 2,400,000 additional shares of common stock to cover over-allotments. Information in the following table assumes that the underwriters do not exercise this option.

	Shares	Percentage of Common Stock Outstanding
Name and Address of	Beneficially	Before	After
Beneficial Owner(1)	Owned	Offering	Offering

DC Chemical Co., Ltd(2)	15,173,125	14.8%	13.3%
FMR Corp entities(3)	10,329,167	10.1%	8.7%
Wellington Management
Company, LLP(4)	8,175,986	8.0%	6.9%
Richard M. Feldt(5)	2,693,490	2.6%	2.2%
Michael El-Hillow(6)	337,442	*	*
Dr. John Terry Bailey(7)	330,000	*	*
Rodolfo Archbold(8)	251,000	*	*
Richard George Chleboski(9)	672,284	*	*
Gary T. Pollard(10)	290,888	*	*
Carl Stegerwald	102,600	*	*
Brown Williams(11)	413,386	*	*
Tom L. Cadwell(12)	26,270	*	*
Allan H. Cohen(13)	46,875	*	*
Dr. Peter W. Cowden(14)	29,644	*	*
Edward C. Grady(15)	38,125	*	*
G. L. Wilson(16)	42,500	*	*
All executive officers and directors as a group (13 persons)(17)	5,274,504	5.0%	4.4%

*	Represents less than one percent of the outstanding shares of common stock.

(1)	Except as otherwise indicated, addresses are c/o Evergreen Solar, Inc., 138 Bartlett Street, Marlboro, MA 01752. The address of DC Chemical Co., Ltd is Oriental Chemical Building, 50, Sogong-dang, Jong-gu, Seoul, 100-718 Korea. The address of FMR Corp Entities is 82 Devonshire Street, Boston, MA 02109. The address of Wellington Management Company, LLP is 75 State Street, Boston, MA 02109.

(2)	Includes 10,750,000 shares of restricted common stock. The restrictions on these shares will be removed when 500,000 kilograms of polysilicon are delivered to us. Pursuant to the stockholders agreement we entered into with DC Chemical, DC Chemical has the right to purchase shares in this offering and has elected to purchase 526,316 shares.

(3)	Based solely on reports filed by the entity with the SEC on February 14, 2007, includes 10,284,367 shares of common stock held by Fidelity Management & Research Company and 44,800 shares held by Pyramis Global Advisors Trust Company. Also includes 811,908 shares of common stock issuable upon conversion of currently convertible 4.375% convertible subordinated notes. FMR Corp. entities have sole voting power and sole dispositive power with respect to 45,600 shares and 10,329,167 shares, respectively of common stock they hold.

(4)	Based solely on reports filed by the entity with the SEC on August 10, 2007, consists of 8,175,986 shares of common stock held by Wellington Management Company, LLP. Wellington Management Company, LLP has shared voting power and shared dispositive power with respect to 5,831,156 shares and 8,175,986 shares, respectively, of common stock it holds.

(5)	Includes 1,900,500 shares of common stock issuable upon the exercise of options that may be exercised within 60 days from the measurement date.

(6)	Includes 22,442 shares of common stock issuable upon the exercise of options that may be exercised within 60 days from the measurement date.

(7)	Includes 110,000 shares of common stock issuable upon the exercise of options that may be exercised within 60 days from the measurement date.

(8)	Includes 1,000 shares of common stock held by spouse.

(9)	Includes 452,234 shares of common stock issuable upon the exercise of options that may be exercised within 60 days from the measurement date.

(10)	Includes 66,250 shares of common stock issuable upon the exercise of options that may be exercised within 60 days from the measurement date.

(11)	Includes 102,960 shares of common stock issuable upon the exercise of options that may be exercised within 60 days from the measurement date.

(12)	Includes 16,270 shares of common stock issuable upon the exercise of options that may be exercised within 60 days from the measurement date.

(13)	Includes 36,875 shares of common stock issuable upon the exercise of options that may be exercised within 60 days from the measurement date.

(14)	Includes 19,644 shares of common stock issuable upon the exercise of options that may be exercised within 60 days from the measurement date.

(15)	Includes 28,125 shares of common stock issuable upon the exercise of options that may be exercised within 60 days from the measurement date.

(16)	Includes 32,500 shares of common stock issuable upon the exercise of options that may be exercised within 60 days from the measurement date. Dr. Wilson resigned from our Board of Directors effective as of February 1, 2008.

(17)	Includes 2,787,800 shares of common stock issuable upon the exercise of options that may be exercised within 60 days from the measurement date and 1,000 shares of common stock held by spouse.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.01 per share, and 27,227,668 shares of preferred stock, par value $0.01 per share, 26,227,668 shares of which are designated as Series A convertible preferred stock and 1,000 shares of which are designated as Series B convertible preferred stock. The following is a summary of the material provisions of the common stock and the preferred stock contained in our certificate of incorporation and by-laws. For greater detail about our capital stock, please refer to our certificate of incorporation and by-laws.

Common Stock

As of December 31, 2007, there were 102,252,965 shares of common stock issued and outstanding. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

The rights, preferences, privileges and restrictions of each series of preferred stock will be fixed by the certificate of designation relating to that series. As of December 31, 2007, there were 26,227,668 shares of our authorized preferred stock designated as Series A convertible preferred stock, none of which were issued and outstanding. The rights, preferences, privileges and restrictions of shares of Series A convertible preferred stock have been fixed in a certificate of designation. As of December 31, 2007, there were 1,000 shares of our authorized preferred stock designated as Series B convertible preferred stock, none of which were issued and outstanding. The rights, preferences, privileges and restrictions of shares of Series B convertible preferred stock have been fixed in a certificate of designation.

Pursuant to our certificate of incorporation, our board of directors has the authority without further action by our stockholders to issue one or more additional series of preferred stock. Our board of directors has the authority to fix the number of shares of any series of preferred stock and to determine the designation of any such series. Our board of directors is also authorized to determine and alter the powers, rights, preferences and privileges and the qualifications, limitations and restrictions granted to or imposed upon any wholly unissued series of preferred stock. In addition, within the limitations or restrictions stated in any resolution or resolutions of our board of directors originally fixing the number of shares constituting any series, our board of directors has the authority to increase or decrease, but not below the number of shares of such series then outstanding, the number of shares of any series subsequent to the issue of shares of that series. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control without further action by our stockholders and may adversely affect the market price of, and the voting and other rights of the holders of, our common stock.

MATERIAL UNITED STATES FEDERAL INCOME
TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock by “U.S. Holders” and “Non-U.S. Holders” (each, as defined below and collectively, “Holders”) that acquire our common stock pursuant to this offering and that hold such common stock as a capital asset. This discussion is not a complete analysis of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular Holders in light of their personal circumstances or to Holders that are subject to special rules. In addition, this description of the material U.S. federal income tax consequences does not address the tax treatment of special classes of Holders such as:

•	financial institutions

•	regulated investment companies

•	real estate companies

•	real estate investment trusts

•	tax-exempt entities

•	insurance companies

•	persons holding the shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle”

•	persons who acquired our securities through the exercise or cancellation of employee stock options or otherwise as compensation for their services

•	U.S. expatriates or former long-term residents

•	persons subject to the alternative minimum tax

•	dealers or traders in securities or currencies

•	taxpayers who have elected mark-to-market accounting

•	taxpayers whose functional currency is not the U.S. dollar

This summary does not address estate and gift tax consequences or tax consequences under any foreign, state or local laws.

This summary is based on the provisions of the Internal Revenue Code of 1986 as amended, or the Code, final, temporary, and proposed Treasury Regulations, administrative pronouncements of the Internal Revenue Service, or IRS, and judicial decisions, all as of the date hereof. Such authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those summarized herein. We have not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and that are describing herein. Persons considering the purchase of our common stock should consult their tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

As used in this section, the term “U.S. Holder” means a beneficial owner of our common stock that is a U.S. person. As used in this section, the term “U.S. person” means: (1) an individual citizen or resident of the U.S.; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the

U.S. or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; and (4) a trust if (A) a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) it has in effect a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

If you are an individual, you may be treated as a resident alien of the U.S., as opposed to a non-resident alien, for U.S. federal income tax purposes if you are present in the U.S. for at least 31 days in a calendar year and for an aggregate of at least 183 days during a three-year period ending in such calendar year. For purposes of this calculation, you would count all of the days that you were present in the then-current year, one-third of the days that you were present in the immediately preceding year and one-sixth of the days that you were present in the second preceding year. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens, and thus would constitute “U.S. Holders” for purposes of the discussion below.

As used in this section, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is neither a U.S. Holder nor a partnership (including any entity treated as a partnership for U.S. federal income tax purposes). If a partnership is the beneficial owner of our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor regarding the U.S. federal income tax consequences to you of the acquisition, ownership, and disposition of our common stock.

WE URGE PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS WITH RESPECT TO ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

Taxation of Dividends on Our Common Stock

If we pay cash distributions to Holders of shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “Sale, Exchange or Other Disposition of Our Common Stock,” discussed below.

Any dividends we pay to a U.S. Holder that is a taxable corporation will generally qualify for the dividends-received deduction if the requisite holding period is satisfied.

With certain exceptions (including but not limited to dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, qualified dividends received by a non-corporate U.S. Holder generally will be subject to tax at the maximum tax rate accorded to capital gains for taxable years beginning on or before December 31, 2010, after which the rate applicable to dividends is currently scheduled to return to the tax rate generally applicable to ordinary income.

Dividends on our common stock paid to a Non-U.S. Holder that are not effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the U.S. generally will be subject to U.S. federal withholding tax at a 30% rate, subject to reduction under an applicable treaty. In order to obtain a reduced rate of withholding, a Non-U.S. Holder will be required to timely provide a properly executed IRS Form W-8BEN (or other applicable IRS Form) certifying its entitlement to benefits under a treaty. A Non-U.S. Holder who is subject to withholding tax under such circumstances should consult its tax advisor as to whether it can obtain a refund for all or a portion of the withholding tax.

Dividends on our common stock that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States and, if an applicable income tax treaty so requires, attributable to a permanent establishment in the United States will be taxed on a net income basis at applicable graduated U.S. federal income tax rates in the same manner as if the Non-U.S. Holder were a resident of the United States. In such cases, we generally will not have to withhold U.S. federal income tax if the Non-U.S. Holder complies with applicable certification and disclosure requirements, generally on a properly executed IRS Form W-8ECI (or other applicable IRS Form). Non-U.S. Holders that are classified as corporations for U.S. federal income tax purposes may be subject to an additional “branch profits tax” imposed at a 30% rate, or at a reduced rate under an applicable treaty, on any effectively connected dividends they receive with respect to our common stock. Non-U.S. Holders that are engaged in a trade or business in the United States should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock.

A Non-U.S. Holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Disposition of Our Common Stock

In general, a U.S. Holder must treat any gain or loss recognized upon a sale, exchange, or other taxable disposition of a share of our common stock as capital gain or loss. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the disposed of common stock exceeds one year. In general, a U.S. Holder will recognize gain or loss in an amount equal to the difference between the sum of the amount of cash and the fair market value of any property received in such disposition and the U.S. Holder’s adjusted tax basis in the share of common stock. A U.S. Holder’s adjusted tax basis in the common stock generally will equal the U.S. Holder’s acquisition cost less any prior return of capital distributions. Long-term capital gain realized by a non-corporate U.S. Holder generally will be subject to a maximum tax rate of 15 percent for tax years beginning on or before December 31, 2010, after which the maximum long-term capital gains tax rate is currently scheduled to increase to 20 percent. The deduction of capital losses is subject to certain limitations, and the deduction for losses realized upon a taxable disposition by a U.S. Holder of our common stock may be disallowed if, within a period beginning 30 days before the date of such disposition and ending 30 days after such date, such U.S. Holder has acquired (by purchase or by an exchange on which the entire amount of gain or loss was recognized by law), or has entered into a contract or option to acquire, substantially identical stock or securities.

Subject to the discussion below concerning backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on a sale, exchange or other taxable disposition of our common stock unless:

•	the Non-U.S.Holder (that is not treated as a U.S. Holder as a result of the aggregate 183-day test described above) is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements, in which case such gain (net of U.S. source capital losses) generally will be subject to a 30% U.S. federal income tax, unless an exception is provided under an applicable treaty;

•	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States and, if an income tax treaty applies, the gain is attributable to a U.S. permanent establishment of the Non-U.S. Holder; or

•	we are or have been within the shorter of (A) the five-year period preceding such sale, exchange or other disposition and (B) the period during which the Non-U.S. Holder held our common stock, a “United States real property holding corporation,” as defined in the Code.

Any gain of a foreign corporate Non-U.S. Holder described in the second bullet point above may also be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a “U.S. real property holding corporation” generally will not apply to a Non-U.S. Holder whose holdings (taking into account actual ownership and certain constructive ownership rules) at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. If we are a U.S. real property holding corporation and thus our common stock is treated as a U.S. real property interest, a Non-U.S. Holder of such common stock will be subject to U.S. federal income tax on a net income basis on any gain realized on a sale or other disposition of our common stock, and a purchaser may be required to withhold a portion of the proceeds payable to such Non-U.S. Holder from the disposition of our common stock. Non-U.S. Holders should consult their own tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

We believe that we currently are not a United States real property holding corporation. However, no assurance can be provided that we currently are not, or in the future will not become, a United States real property holding corporation.

Backup Withholding and Information Reporting

A U.S. Holder may be subject, under certain circumstances, to information reporting and backup withholding at the current rate of 28% with respect to distributions paid on our common stock and on the gross proceeds from the sale, redemption or other disposition of our common stock. Under the backup withholding rules a U.S. Holder may be subject to backup withholding unless the U.S. Holder is an exempt recipient and when required, demonstrates this fact; or provides a taxpayer identification number, certifies that the U.S. Holder is not subject to backup withholding, and otherwise complies with the applicable requirements necessary to avoid backup withholding. A U.S. Holder who does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS.

Under U.S. Treasury Regulations, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder on our common stock and the tax withheld with respect to those dividends, regardless of whether any withholding is required. In the case of a Non-U.S. Holder, copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

U.S. federal backup withholding generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a Non-U.S. Holder, or to proceeds from the disposition or redemption of shares of our common stock paid to or through the

U.S. office of a broker to a Non-U.S. Holder, provided that such Non-U.S. Holder in each case has furnished the required certification that it is not a U.S. person (usually satisfied by providing an IRS Form W-8BEN) or has otherwise established an exemption from backup withholding. Notwithstanding the foregoing, backup withholding may apply if either we, our paying agent or the broker, as applicable, has actual knowledge, or reason to know, that the Holder is a U.S. person that is not an exempt recipient.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Holder will be allowed as a credit against the Holder’s U.S. federal income tax liability and may entitle the Holder to a refund if such credit results in an overpayment of taxes, provided that certain required information is furnished to the IRS in a timely manner. Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current U.S. Treasury Regulations.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. Deutsche Bank Securities Inc. is acting as sole book-running manager and as representative of the underwriters named below.

Number
Underwriter	of Shares

Deutsche Bank Securities Inc.	9,420,002
Lazard Capital Markets LLC.	3,140,000
Pacific Growth Equities, LLC	1,046,666
Simmons & Company International	1,046,666
ThinkEquity Partners LLC	1,046,666
Janco Partners, Inc.	100,000
Signal Hill Capital Group LLC	100,000
Wedbush Morgan Securities Inc.	100,000

Total	16,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representative of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $0.2565 per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $0.10 per share to other dealers. After the initial offering, representatives of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 2,400,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 16,000,000 shares are being offered.

The underwriting discounts and commissions per shares are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are 4.50% of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees
		Without	With Full
		Exercise of	Exercise of
	Fees per	Over-Allotment	Over-Allotment
	Share	Option	Option

Discounts and commissions paid by us	$0.4275	$6,840,000	$7,866,000

In addition, we estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1,300,000. The underwriters have agreed to reimburse us for a portion of our expenses incurred in connection with this offering.

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our executive officers and directors, and one of our stockholders, DC Chemical, have agreed not to offer, sell, pledge, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be reasonably expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 90 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. Transfers or dispositions can be made during the lock-up period in the case of (1) gifts or for estate planning purposes where the donee signs a lock-up agreement, (2) DC Chemical, with respect to distributions to its affiliates, if such affiliate signs a lock-up agreement and (3) the sale of a limited number of shares of our common stock by certain of our executive officers to cover tax liabilities resulting from the vesting of restricted stock held by such officers. We have entered into a similar agreement with the representative of the underwriters, except that without such consent we may (1) grant stock options, restricted stock or other awards and sell shares pursuant to our employee benefit plans, qualified stock option plans or other employee compensation plans existing on the date hereof, (2) issue shares of common stock upon the exercise of an option or warrant or the conversion of a security, in each case, outstanding on the date hereof and (3) subject to certain conditions, issue shares of our common stock in connection with strategic partnering transactions or as consideration in acquisitions of assets or capital stock of a company or business. There are no agreements between the representative and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 90-day period.

The representative of the underwriters has advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Each underwriter has represented and agreed that (1) it has not offered or sold and, prior to the expiration of the period of six months from the closing date of this offering, will not offer or sell any shares of our common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (2) it has complied with and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom; and (3) it has only issued or passed on and will only issue or pass on in the United Kingdom, any document received by it in connection with the issue of the shares of our common stock to a person who is a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

Deutsche Bank AG Filiale Deutschlandgeschaft and Deutsche Bank Luxembourg S.A., affiliates of Deutsche Bank Securities Inc., are agents and lenders under a syndicated loan facility for EverQ. We are a guarantor of a portion of EverQ’s repayment obligations under the syndicated loan facility.

Some of the underwriters or their affiliates have provided investment banking services to us in the past and may do so in the future. They receive customary fees and commissions for these services.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Selected legal matters with respect to this offering will be passed upon for the underwriters by Paul, Hastings, Janofsky & Walker LLP, New York, New York.

EXPERTS

The financial statements of Evergreen Solar, Inc. and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to Evergreen Solar, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of EverQ GmbH as of December 31, 2006 and for the period from December 20, 2006 to December 31, 2006, incorporated in this prospectus by reference to Evergreen Solar, Inc.’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers AG, independent accountants, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. The following documents have been filed with the SEC and are incorporated herein by reference:

•	Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006 filed with the SEC on April 30, 2007;

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the SEC on February 27, 2007;

•	Quarterly Report on Form 10-Q for the quarter ended September 29, 2007;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2007;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

•	Current Report on Form 8-K filed with the SEC on February 1, 2008;

•	Item 1.01 of and the Press Release attached as Exhibit 99.2 to the Current Report on Form 8-K Filed with the SEC on January 30, 2008;

•	Current Report on Form 8-K filed with the SEC on January 22, 2008;

•	Current Report on Form 8-K/A filed with the SEC on December 17, 2007;

•	Current Report on Form 8-K filed with the SEC on December 13, 2007;

•	Current Report on Form 8-K filed with the SEC on November 27, 2007;

•	Current Report on Form 8-K filed with the SEC on October 29, 2007;

•	Item 1.01 of and the Press Release attached as exhibit 99.2 to the Current Report on Form 8-K filed with the SEC on October 25, 2007;

•	Current Report on Form 8-K filed with the SEC on August 2, 2007;

•	Current Report on Form 8-K filed with the SEC on July 30, 2007;

•	Current Report on Form 8-K filed with the SEC on June 25, 2007;

•	Current Report on Form 8-K filed with the SEC on June 20, 2007;

•	Current Report on Form 8-K filed with the SEC on May 31, 2007;

•	Current Report on Form 8-K filed with the SEC on May 24, 2007;

•	Current Report on Form 8-K filed with the SEC on May 4, 2007;

•	Items 1.01, 3.02, exhibits 10.1 and 10.2 of the Current Report on Form 8-K/A filed with the SEC on April 23, 2007;

•	Items 1.01, 3.02, exhibits 10.1 and 10.2 of the Current Report on Form 8-K filed with the SEC on April 17, 2007;

•	Current Report on Form 8-K/A filed with the SEC on April 10, 2007;

•	Current Report on Form 8-K/A filed with the SEC on February 16, 2007;

•	Current Report on Form 8-K/A filed with the SEC on January 24, 2007;

•	Current Report on Form 8-K/A filed with the SEC on January 8, 2007;

•	The description of our common stock included in the Form 8-A filed on October 4, 2000 and any amendment or report filed with the SEC for the purpose of updating such description; and

•	All documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering; except as to any portion of any future report or document that is not deemed filed under such provisions.

For the purposes of this prospectus, any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You can request a copy of these filings at no cost, by writing or calling us at the following address:

Evergreen Solar, Inc.
138 Bartlett Street
Marlboro, MA 01752
Attention: Corporate Secretary
(508) 357-2221

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, current and special reports and other information with the SEC. You may read and copy any documents we file at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this prospectus supplement.

This prospectus constitutes a part of a Registration Statement we filed with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the shares of common stock, reference is hereby made to the Registration Statement. The Registration Statement may be inspected at the public reference facilities maintained by the SEC at the addresses set forth in the first paragraph of this section. Statements contained herein concerning any document filed as an exhibit are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

16,000,000 Shares

Common Stock

Deutsche Bank Securities

Lazard Capital Markets

Pacific Growth Equities, LLC

Simmons & Company International

ThinkEquity Partners LLC

Prospectus

February 11, 2008